FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2016

Commission File Number 001-16174

TEVA PHARMACEUTICAL INDUSTRIES LTD

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 4951033 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note

On July 26, 2015, Teva Pharmaceutical Industries Limited (“Teva”) entered into a definitive agreement (the “Master Purchase Agreement”) with Allergan plc to acquire its worldwide generic pharmaceuticals business and certain other assets. Following an amendment to the Master Purchase Agreement dated July 11, 2016, Teva will pay total consideration of $33.5 billion in cash and approximately 100 million Teva ordinary shares to be issued to Allergan at the closing of the acquisition. Closing of the acquisition is subject to certain conditions, including U.S. antitrust approval. Subject to satisfaction of the closing conditions, Teva expects the acquisition to close shortly, based upon its current estimate of the timing to obtain clearance from the U.S. Federal Trade Commission.

In connection with this pending acquisition, attached are special purpose combined financial statements of the Global Generics Business and Certain Other Assets of Allergan plc, as further described therein, and unaudited pro forma condensed combined financial statements of Teva giving effect to the pending acquisition and related transactions, as further described therein.

Global Generics Business and

Certain Other Assets of Allergan plc

Unaudited Special Purpose Combined Statements of Net Assets Acquired as of March 31, 2016 and

December 31, 2015 and Special Purpose Combined Statements of Revenues and Direct Expenses for

the quarters ended March 31, 2016 and 2015

Global Generics Business and Certain Other Assets of Allergan plc

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Global Generics Business and Certain Other Assets of Allergan plc

Unaudited Special Purpose Combined Statements of Net Assets Acquired March 31, 2016 and December 31, 2015

($ in millions)
	March 31, 2016	December 31, 2015
Assets acquired:
Accounts receivable, net	$2,014.1	$2,089.7
Inventories	1,190.6	1,138.5
Other current assets	311.4	302.8
Property, plant and equipment, net	1,292.4	1,293.9
Product rights and other intangibles	2,579.9	2,683.3
Goodwill	3,706.6	3,686.0
Non-current deferred tax assets	241.7	232.4
Other non-current assets	32.1	32.9

Total assets acquired	11,368.8	11,459.5

Liabilities assumed:
Accounts payable and accrued expenses	1,318.9	1,456.2
Income taxes payable	77.0	33.9
Other current liabilities	23.4	17.3
Other taxes payable	61.1	68.9
Long-term deferred tax liabilities	310.8	345.4
Long-term liabilities	89.0	95.7

Total liabilities assumed	1,880.2	2,017.4

Net assets acquired	$9,488.6	$9,442.1

The accompanying notes are an integral part of these special purpose combined financial statements.

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Global Generics Business and Certain Other Assets of Allergan plc

Unaudited Special Purpose Combined Statements of Revenues and Direct Expenses for the quarters ended March 31, 2016 and 2015

($ in millions)	Quarter Ended March 31,
	2016	2015
Net revenues	$1,289.6	$1,676.7
Direct expenses:
Cost of sales (excludes amortization and impairment of acquired intangibles including product rights)	$709.7	$751.0
Research and development	113.7	113.3
Selling and marketing	115.3	166.3
General and administrative	141.2	157.1
Amortization	122.0	134.9
Asset sales, impairments, and contingent consideration charges, net	—	53.2
Other expense/(income)	(0.6)	—

Total direct expenses	1,201.3	1,375.8

Revenues less direct expenses	$88.3	$300.9

The accompanying notes are an integral part of these special purpose combined financial statements.

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NOTES TO THE UNAUDITED SPECIAL PURPOSE COMBINED FINANCIAL STATEMENTS

NOTE 1 — Basis of Presentation

Background

Allergan plc (“Allergan” or the “Company”) is focused on developing, manufacturing and commercializing innovative branded pharmaceuticals (“brand”, “branded” or “specialty brand”), high-quality generic and over-the-counter (“OTC”) medicines and biologic products for patients around the world. The Company has operations in more than 100 countries. The Generics Business (defined below) is focused on maintaining a leading position within both the North American, and in particular, the United States (“U.S.”), market and key international markets and strengthening its global position by offering a consistent and reliable supply of quality products.

On July 26, 2015, Allergan plc entered into a master purchase agreement (the “Teva Agreement”), under which Teva Pharmaceutical Industries Ltd. (“Teva”) agreed to acquire the Company’s global generic pharmaceuticals business and certain other assets (the “Teva Transaction”). Under the Teva Agreement, upon the closing of the Teva Transaction, Allergan will receive $33.75 billion in cash and 100.3 million Teva ordinary shares (or American Depository Shares with respect thereto), which approximates $6.75 billion in Teva stock using the then-current stock price at the time the Teva Transaction was announced, in exchange for which Teva will acquire Allergan’s global generics business, including the U.S. and international generic commercial units, Allergan’s third-party supplier Medis, Allergan’s global generic manufacturing operations, Allergan’s global generic R&D unit, Allergan’s international OTC commercial unit (excluding OTC eye care products) and some established international brands (the “Generics Business” or “Business”). The transaction is subject to customary closing conditions and is expected to close in the second quarter of 2016. The cash portion of the purchase price will be impacted by Allergan plc leaving a certain level of cash balances to be maintained in local bank accounts so as not to disrupt normal operating activities upon transaction closing. These unaudited financial statements are required to be prepared and provided to Teva in connection with the agreement.

Basis of Presentation

The accompanying Special Purpose Combined Financial Statements (the “Financial Statements”) should be read in conjunction with the Global Generics Business and Certain Other Assets of Allergan plc report dated February 29, 2016 for the year ended December 31, 2015 (“Annual Report”). Certain information and footnote disclosures normally included in annual financial statements have been condensed or omitted from the accompanying Financial Statements. The accompanying year end Statement of Net Assets Acquired was derived from the audited Financial Statements dated February 29, 2016. The accompanying interim financial statements are unaudited. The interim financial data as of March 31, 2016 and for the three months ended March 31, 2016 and 2015 is unaudited. In the opinion of management, the interim financial data includes all adjustments, consisting only of normal recurring adjustments, necessary to a fair statement of the results for the interim periods.

The accompanying Financial Statements are prepared in accordance with accounting principles generally accepted in the U.S. (“GAAP”). These Financial Statements are based upon the Teva Agreement and relief from SEC Rule 3-05, Significant Acquisition Carve-out Financial Statement Reporting Requirements, obtained by Teva from the Securities and Exchange Commission. As a result of the Teva Agreement, the Company is divesting the stock of certain legal entities of the Business and certain product rights to Teva. These special purpose combined financial statements are not intended to be a complete presentation of financial position, results of operations, or cash flows of the Business in conformity with GAAP.

Due to the extent to which the Business has been integrated into Allergan during the periods required to be covered by the Financial Statements, the presentation of full or carve-out financial statements for the Business in accordance with the Securities and Exchange Commission’s Regulation S-X, including a reasonable and appropriate allocation of corporate overhead, interest and taxes, is impracticable. Thus, Statements of Net Assets Acquired and Statements of Revenues and Direct Expenses have been prepared.

The Financial Statements have been derived from the accounting records of Allergan using historical results of operations and financial position and only present the net assets acquired and the associated revenues and direct expenses, including certain allocated expenses, of the Business. The net assets acquired include legal entities transferred and assets specifically identified in the Teva Agreement.

All significant intercompany accounts and transactions within the Business have been eliminated.

The Financial Statements are not necessarily indicative of the results of operations or financial position that would have occurred if the Business had been an independent company.

Separate cash balances are not maintained for the Business. Cash receipts and disbursements relating to operations of the Business are aggregated with the cash activities for the entire corporation of Allergan.

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The Business utilizes a centralized approach to cash management and financing of operations. The Business’ cash was available for use and was regularly transferred to centralized treasury at its discretion. Any cash required to fund the operations of the Business was obtained through Allergan’s centralized treasury function. As the Business has historically been managed as part of the operations of Allergan and has not been operated as a stand-alone entity, it is impractical to prepare historical cash flow information regarding the Business’ operating, investing, and financing cash flows. As such, Statements of Cash Flows are not presented.

Allocation of Costs & Expenses

These Financial Statements include revenues generated by the Business, less expenses directly attributable to the Business, and allocations of direct operating costs incurred by Allergan relating to the Business. Direct expenses include such items as sales and marketing, depreciation, amortization, research and development, distribution, employee compensation and benefits for direct employees and any other expenses directly related to the Business. Direct expenses from Allergan were based upon certain designated costs and time spent by the respective departments directly supporting the Business.

The Financial Statements reflect a consistent application of methodology for each reporting period presented. Allocations of Allergan corporate overhead not directly related to the operations of the Business, as well as allocations of interest or income taxes, have been excluded from these financial statements.

The operations of the Business are included in the consolidated federal income tax return of Allergan in the U.S., to the extent appropriate, or are included in the state and local returns of certain other affiliates of Allergan. A provision for income taxes has not been presented in these Financial Statements as the Business has not operated as a standalone unit and no allocation of Allergan’s income tax provision/benefit has historically been made to the Business per above. While the allocation of the provision for income taxes was impractical, Teva will be acquiring or assuming certain income tax assets and liabilities which have been reflected in these Financial Statements. The Business determined the deferred tax assets and liabilities based on the differences between the financial reporting and tax basis of assets and liabilities measured using the enacted tax rates that will be in effect when the differences are expected to reverse. The Business recognizes tax liabilities based upon its estimate of whether, and the extent to which, additional taxes will be due when such estimates are more-likely-than-not to be sustained. Income tax positions must meet a more-likely-than-not recognition threshold to be recognized. Income tax positions that previously failed to meet the more-likely-than-not threshold are recognized in the first financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not threshold are derecognized in the first financial reporting period in which that threshold is no longer met. The Business evaluates the realizability of its deferred tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization include the Business’ forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. Failure to achieve forecasted taxable income in applicable tax jurisdictions could affect the ultimate realization of deferred tax assets.

There was no direct interest expense incurred by or allocated to the Business as no third party debt will be transferred under the Teva Agreement; therefore, no interest expense has been reflected in these financial statements.

NOTE 2 — Summary of Significant Accounting Policies

The following are interim updates to certain of the policies described in “Note 2” of the notes to the Business’ audited Financial Statements for the year ended December 31, 2015.

Revenue Recognition

General

Revenue from product sales is recognized when title and risk of loss to the product transfers to the customer, which is based on the transaction shipping terms. Recognition of revenue also requires reasonable assurance of collection of sales proceeds, the seller’s price to the buyer to be fixed or determinable and the completion of all performance obligations. The Business warrants products against defects and for specific quality standards, permitting the return of products under certain circumstances. Product sales are recorded net of all sales-related deductions including, but not limited to: chargebacks, trade discounts, billback adjustments, sales returns and allowances, commercial and government rebates and fee-for-service arrangements with certain distributors, which are referred to in the aggregate as “SRA” allowances.

Royalty and commission revenue is recognized as a component of net revenues in accordance with the terms of their respective contractual agreements when collectability is reasonably assured and when revenue can be reasonably measured.

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Provisions for SRAs

As is customary in the pharmaceutical industry, the Business’ gross product sales are subject to a variety of deductions in arriving at reported net product sales. When the Business recognizes gross revenue from the sale of products, an estimate of SRA is recorded, which reduces the gross product revenues. Accounts receivable and/or accrued liabilities are also reduced and/or increased by the SRA amount. These provisions are estimated based on historical payment experience, historical relationship of the deductions to gross product revenues, government regulations, estimated utilization or redemption rates, estimated customer inventory levels and current contract sales terms with direct and indirect customers. The estimation process used to determine the Business’ SRA provision has been applied on a consistent basis and no material revenue adjustments have been necessary to increase or decrease the Business’ reserves for SRA as a result of a significant change in underlying estimates. The Business uses a variety of methods to assess the adequacy of the SRA reserves to ensure that the Business’ financial statements are fairly stated.

Chargebacks — A chargeback represents an amount payable in the future to a wholesaler for the difference between the invoice price paid by the Business’ wholesale customer for a particular product and the negotiated contract price that the wholesaler’s customer pays for that product. The chargeback provision and related reserve varies with changes in product mix, changes in customer pricing and changes to estimated wholesaler inventories. The provision for chargebacks also takes into account an estimate of the expected wholesaler sell-through levels to indirect customers at certain contract prices. The Business validates the chargeback accrual quarterly through a review of the inventory reports obtained from the Business’ largest wholesale customers. This customer inventory information is used to verify the estimated liability for future chargeback claims based on historical chargeback and contract rates. These large wholesalers represent the vast majority of the recipients of the Business’ chargeback payments. We continually monitor current pricing trends and wholesaler inventory levels to ensure the liability for future chargebacks is fairly stated.

Rebates — Rebates include volume related incentives to direct and indirect customers, third-party managed care and Medicare Part D rebates, Medicaid rebates and other government rebates. Rebates are accrued based on an estimate of claims to be paid for product sold into trade by the Business. Volume rebates are generally offered to customers as an incentive to use the Business’ products and to encourage greater product sales. These rebate programs include contracted rebates based on customers’ purchases made during an applicable monthly, quarterly or annual period. The provision for third-party rebates is estimated based on the Business’ customers’ contracted rebate programs and the Business’ historical experience of rebates paid. Any significant changes to the Business’ customer rebate programs are considered in establishing the provision for rebates. The provisions for government rebates are based, in part, upon historical experience of claims submitted by the various states / authorities, contractual terms and government regulations. We monitor legislative changes to determine what impact such legislation may have on the Business’ provision.

Cash Discounts — Cash discounts are provided to customers that pay within a specific period. The provision for cash discounts is estimated based upon invoice billings, utilizing historical customer payment experience. The Business’ experience of payment history is fairly consistent and most customer payments qualify for the cash discount.

Returns and Other Allowances — The Business’ provision for returns and other allowances include returns, pricing adjustments, promotional allowances and billback adjustments.

Consistent with industry practice, the Business maintains a returns policy that allows customers to return product for a credit. In accordance with the Business’ policy, credits for customer returns of products are applied against outstanding account activity or are settled in cash. Product exchanges are not permitted. Customer returns of product are generally not resalable. The Business’ estimate of the provision for returns is based upon historical experience, product expiration dates and current trends of actual customer returns.

Additionally, the Business considers other factors when estimating the current period returns provision, including levels of inventory in the distribution channel, as well as significant market changes which may impact future expected returns.

Pricing adjustments, which includes shelf stock adjustments, are credits issued to reflect price decreases in selling prices charged to the Business’ direct customers. Shelf stock adjustments are based upon the amount of product the Business’ customers have in their inventory at the time of an agreed-upon price reduction. The provision for shelf stock adjustments is based upon specific terms with the Business’ direct customers and includes estimates of existing customer inventory levels based upon their historical purchasing patterns. The Business regularly monitors all price changes to evaluate the Business’ reserve balances. The adequacy of these reserves is readily determinable as pricing adjustments and shelf stock adjustments are negotiated and settled on a customer-by-customer basis.

Promotional allowances are credits that are issued in connection with a product launch or as an incentive for customers to carry the Business’ product. The Business establishes a reserve for promotional allowances based upon contractual terms.

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Billback adjustments are credits that are issued to certain customers who purchase directly from the Business as well as indirectly through a wholesaler. These credits are issued in the event there is a difference between the customer’s direct and indirect contract price. The provision for billbacks is estimated based upon historical purchasing patterns of qualified customers who purchase product directly from us and supplement their purchases indirectly through the Business’ wholesale customers.

Accounts receivable balances in the Business’ consolidated financial statements are presented net of SRA estimates. SRA balances in accounts receivable were $1,151.4 million and $1,306.6 million at March 31, 2016 and December 31, 2015, respectively. SRA balances within accounts payable and accrued expenses were $446.9 million and $436.6 million at March 31, 2016 and December 31, 2015, respectively. The movements in the SRA reserve balances for the three months ended March 31, 2016 are as follows ($ in millions):

Balance at December 31, 2015	$1,743.2

Provision related to reduce gross product sales to net product sales	2,199.0
Payments and other	(2,343.9)

Balance at March 31, 2016	$1,598.3

Litigation and Contingencies

The Business is involved in various legal proceedings in the normal course of its business, including product liability litigation, intellectual property litigation, employment litigation and other litigation. Additionally, the Business, in consultation with its counsel, assesses the need to record a liability for contingencies on a case-by-case basis in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 450 “Contingencies” (“ASC 450”). Accruals are recorded when the Business determines that a loss related to a matter is both probable and reasonably estimable. These accruals are adjusted periodically as assessment efforts progress or as additional information becomes available. Acquired contingencies in business combinations are recorded at fair value to the extent determinable, otherwise in accordance ASC 450.

Restructuring Costs

The Business records liabilities for costs associated with exit or disposal activities in the period in which the liability is incurred. In accordance with existing benefit arrangements, employee severance costs are accrued when the restructuring actions are probable and estimable. Costs for one-time termination benefits in which the employee is required to render service until termination in order to receive the benefits are recognized ratably over the future service period. The Business also incurs costs with contract terminations and costs of transferring products as part of restructuring activities. Restructuring expenses for the quarters ended March 31, 2016, and 2015 were $10.4 million and $75.1 million, respectively.

Recent Accounting Pronouncements

On May 28, 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606), with an effective date for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period, for public business entities, certain not-for-profit entities, and certain employee benefit plans. The effective date for ASU 2014-09 was deferred by one year through the issuance of ASU 2015-14, Revenue from Contracts with Customers — Deferral of the Effective Date, to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Business is evaluating the impact, if any, the pronouncement will have on both historical and future financial positions and results of operations.

In January 2016, the FASB issued Accounting Standards Update 2016-01, which changes the requirement to require equity securities (including other ownership interests, such as partnerships, unincorporated joint ventures, and limited liability companies) to be measured at fair value with changes in the fair value recognized through net income. This update is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The adoption of this guidance is not anticipated to have a material impact on the Business’ financial position or results of operations.

In February 2016, the FASB issued Accounting Standards Update 2016-02, which states that a lessee should recognize the assets and liabilities that arise from leases. This update is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Business is evaluating the impact, if any, the pronouncement will have on our financial positions and results of operations.

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In March 2016, the FASB issued ASU No. 2016-09, Compensation — Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The amendments are intended to improve the accounting for employee share-based payments and affect all organizations that issue share-based payment awards to their employees. Several aspects of the accounting for share-based payment award transactions are simplified, including: (a) income tax consequences; (b) classification of awards as either equity or liabilities; and (c) classification on the statement of cash flows. The amendments are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted for any organization in any interim or annual period. The Business is evaluating the impact the pronouncement will have on our financial positions and results of operations.

In March 2016, the FASB has issued ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net). The amendments relate to when another party, along with the entity, is involved in providing a good or service to a customer. Topic 606 Revenue from Contracts with Customers requires an entity to determine whether the nature of its promise is to provide that good or service to the customer (i.e., the entity is a principal) or to arrange for the good or service to be provided to the customer by the other party (i.e., the entity is an agent). The amendments are intended to improve the operability and understandability of the implementation guidance on principal versus agent considerations. The effective date and transition of these amendments is the same as the effective date and transition requirements in Topic 606. The Business is evaluating the impact, if any, the pronouncement will have on both historical and future financial positions and results of operations.

In April 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. The amendments clarify the following two aspects of Topic 606: (a) identifying performance obligations; and (b) the licensing implementation guidance. The amendments do not change the core principle of the guidance in Topic 606. The effective date and transition requirements for the amendments are the same as the effective date and transition requirements in Topic 606. The Business is evaluating the impact, if any, the pronouncement will have on both historical and future financial positions and results of operations.

NOTE 3 — Acquisitions and Other Agreements

The Business had the following material transactions in the year ended December 31, 2015.

Auden Mckenzie

On May 29, 2015 the Business acquired Auden Mckenzie Holdings Limited (“Auden”), a business specializing in the development, licensing and marketing of niche generic medicines and proprietary brands in the United Kingdom (“UK”) and across Europe for approximately 323.7 million British Pounds, or $495.9 million (the “Auden Acquisition”).

Recognition and Measurement of Assets Acquired and Liabilities Assumed at Fair Value

The Auden Acquisition has been accounted for using the acquisition method of accounting. This method requires that assets acquired and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date.

The following table summarizes the final fair values of the tangible and identifiable intangible assets acquired and liabilities assumed at the acquisition date ($ in millions):

Amount
Cash and cash equivalents	$32.2
Inventory	49.1
IPR&D intangible assets	38.6
Intangible assets	342.4
Goodwill	123.3
Other assets and liabilities	7.2
Contingent consideration	(17.3)
Deferred tax liabilities, net	(79.6)

Net assets acquired	$495.9

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Australia

On May 1, 2015, the Business divested its Australian generics business to Amneal Pharmaceuticals LLC for upfront consideration of $5.0 million plus future royalties. The Business impaired intangible assets of $36.1 million and miscellaneous assets and goodwill allocated to the business of $2.5 million in the quarter ended March 31, 2015. The impairment was recorded in the Business’ Financial Statements.

NOTE 4 — Related Party Transactions

Related party balances are as follows ($ in millions):

	March 31, 2016	March 31, 2015
Related party sales and cost of sales	$11.2	$17.7

Allergan plc has a separate segment — Anda Distribution, which distributes generic and branded pharmaceutical products manufactured by third parties, as well as by the Company and the Business, primarily to independent pharmacies, pharmacy chains, pharmacy buying groups and physicians’ offices. Most of the inventory in the Anda Distribution operations are from third party manufacturers, however, Anda Distribution also distributes some of the Business’ products and some products of collaboration partners of the Company. The Business determined that Anda Distribution is a related party as Anda Distribution distributes certain of the Business’ products, and as such, has included the sales and cost of sales information above. Product sales and cost of sales of the Business are sold to Anda Distribution at cost. No related party receivables or payables related to the Anda Distribution relationship have been included in the Statement of Net Assets Acquired as they will not be transferred under the Teva Agreement.

Allergan plc will also have continuing involvement with Teva after the close of the transaction. As a result of the Teva Transaction, the Company will hold an approximate 10% equity stake in Teva, continue to distribute products being divested to Teva through the Anda Distribution segment, and purchase product manufactured by Teva for sale in Allergan plc’s US Brands segment as part of ongoing transitional service and contract manufacturing agreements. Transitional service agreements will be in place between Allergan and the Business to effect the transitional period of the transaction.

NOTE 5 — Inventories

Inventories consist of finished goods held for sale and distribution, raw materials and work-in-process.

Inventories consisted of the following ($ in millions):

	March 31, 2016	December 31, 2015
Raw materials	$400.2	$399.4
Work-in-process	138.0	138.2
Finished goods	782.8	712.4
Less: inventory reserves	(130.4)	(111.5)

Inventories	$1,190.6	$1,138.5

NOTE 6 — Product Rights and Other Intangible Assets

Product Rights and Other Intangible Assets

Product rights and other intangible assets have been acquired through various business combinations and asset acquisitions. Product rights and other intangible assets consisted of the following ($ in millions):

Cost Basis	March 31, 2016	December 31, 2015
Total definite-lived intangible assets	$5,169.9	$5,102.5
Total indefinite-lived intangible assets	$145.7	$149.5

Total product rights and related intangibles	$5,315.6	$5,252.0

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Accumulated Amortization	March 31, 2016	December 31, 2015
Total definite-lived intangible assets	$(2,735.7)	$(2,568.7)

Net Product Rights and Other Intangibles	$2,579.9	$2,683.3

The Business re-evaluates the carrying value of identifiable intangible and long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Business continually evaluates the appropriateness of useful lives assigned to long-lived assets, including product rights.

Amortization expense was $122.0 million and $134.9 million for the quarters ended March 31, 2016, and 2015, respectively.

Assuming no additions, disposals or adjustments are made to the carrying value and/or useful lives of the intangible assets, annual amortization expense on product rights and other related intangibles as of March 31, 2016 over each of the next five years is estimated to be as follows ($ in millions):

Amortization Expense
2016 remaining	$365.9
2017	$454.2
2018	$384.0
2019	$307.2
2020	$186.1
2021	$130.4

The above amortization expense is an estimate. Actual amounts may change for such estimated amounts due to fluctuations in foreign currency rates, additional intangible asset acquisitions, finalization of preliminary fair value estimates, potential impairments, accelerated amortization or other events.

NOTE 7 — Accounts Payables and Accrued Expenses

Accounts payable and accrued expenses consisted of the following ($ in millions):

	March 31, 2016	December 31, 2015
Accrued third-party rebates and indirect returns	$446.9	$436.6
Litigation-related reserves and legal fees	140.3	149.8
Accrued payroll and related benefits	99.8	149.7
Royalties payable	68.7	130.7
Other accrued expenses	264.7	317.3

Total accrued expenses	$1,020.4	$1,184.1

Accounts payable	298.5	272.1

Accounts payable and accrued expenses	$1,318.9	$1,456.2

NOTE 8 — Commitments and Contingencies

The Business and its affiliates are involved in various disputes, governmental and/or regulatory inspections, inquires, investigations and proceedings, and litigation matters that arise from time to time in the ordinary course of business. The process of resolving matters through litigation or other means is inherently uncertain and it is possible that an unfavorable resolution of these matters will adversely affect the Business, its results of operations, financial condition and cash flows. The Business’ general practice is to expense legal fees as services are rendered in connection with legal matters, and to accrue for liabilities when losses are probable and reasonably estimable.

The Business evaluates, on a quarterly basis, developments in legal proceedings and other matters that could cause an increase or decrease in the amount of the liability that is accrued. As of March 31, 2016, the Business’ consolidated balance sheet includes accrued loss contingencies of approximately $120.0 million.

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The Business’ legal proceedings range from cases brought by a single plaintiff to mass tort actions and class actions with thousands of putative class members. These legal proceedings, as well as other matters, involve various aspects of our business and a variety of claims (including, but not limited to, qui tam actions, antitrust, product liability, breach of contract, securities, patent infringement and trade practices), some of which present novel factual allegations and/or unique legal theories. In addition, a number of the matters pending against us are at very early stages of the legal process (which in complex proceedings of the sort faced by us often extend for several years). As a result, some matters have not yet progressed sufficiently through discovery and/or development of important factual information and legal issues to enable us to estimate a range of possible loss. In those proceedings in which plaintiffs do request publicly quantified amounts of relief, the Business does not believe that the quantified amounts are meaningful because they are merely stated jurisdictional limits, exaggerated and/or unsupported by the evidence or applicable burdens of proof.

Antitrust Litigation

Actos® Litigation. On December 31, 2013 two putative class actions, on behalf of putative classes of indirect purchaser plaintiffs, were filed in the federal court for the Southern District of New York against Actavis plc and certain of its affiliates alleging that Watson Pharmaceuticals, Inc.’s (“Watson” now known as Actavis, Inc.) 2010 patent lawsuit settlement with Takeda Pharmaceutical, Co. Ltd. related to Actos ® (pioglitazone hydrochloride and metformin “Actos ®”) is unlawful. Several additional complaints have also been filed. Plaintiffs then filed a consolidated, amended complaint on May 20, 2014. The amended complaint generally alleges an overall scheme that included Watson improperly delaying the launch of its generic version of Actos ® in exchange for substantial payments from Takeda in violation of federal and state antitrust and consumer protection laws. The complaint seeks declaratory and injunctive relief and unspecified damages. Defendants have moved to dismiss the amended complaint. On September 23, 2015, the court granted the motion to dismiss the indirect purchasers’ complaint in its entirety. The indirect purchaser plaintiffs have appealed the dismissal of their complaint. In May 2015, two additional putative class action complaints, each of which makes similar allegations against the Business and Takeda, were filed by plaintiffs on behalf of a putative class of direct purchasers. Defendants have moved to dismiss the direct purchasers’ complaint.

AndroGel. The Business believes that it has substantial meritorious defenses to the claims alleged. However, these actions, if successful, could adversely affect the Business and could have a material adverse effect on the business, results of operations, financial condition and cash flows. AndroGel® Litigation. On January 29, 2009, the U.S. Federal Trade Commission and the State of California filed a lawsuit in federal district court in California alleging that the September 2006 patent lawsuit settlement between Watson and Solvay Pharmaceuticals, Inc. (“Solvay”), related to AndroGel ® 1% (testosterone gel) CIII is unlawful. The complaint generally alleged that Watson improperly delayed its launch of a generic version of AndroGel ® in exchange for Solvay’s agreement to permit Watson to co-promote AndroGel ® for consideration in excess of the fair value of the services provided by Watson, in violation of federal and state antitrust and consumer protection laws. The complaint sought equitable relief and civil penalties. On February 2 and 3, 2009, three separate lawsuits alleging similar claims were filed in federal district court in California by various private plaintiffs purporting to represent certain classes of similarly situated claimants. On April 8, 2009, the Court transferred the government and private cases to the United States District Court for the Northern District of Georgia. The FTC and the private plaintiffs filed amended complaints on May 28, 2009. The private plaintiffs amended their complaints to include allegations concerning conduct before the U.S. Patent and Trademark Office (the “USPTO”), conduct in connection with the listing of Solvay’s patent in the FDA “Orange Book,” and sham litigation. Additional actions alleging similar claims have been filed in various courts by other private plaintiffs purporting to represent certain classes of similarly situated direct or indirect purchasers of AndroGel ® . The Judicial Panel on Multidistrict Litigation (“JPML”) transferred all federal court actions then pending outside of Georgia to that district. The district court then granted the Business’ motion to dismiss all claims except the private plaintiffs’ sham litigation claims. After the dismissal was upheld by the Eleventh Circuit Court of Appeals, the FTC petitioned the United States Supreme Court to hear the case. On June 17, 2013, the Supreme Court issued a decision, holding that the settlements between brand and generic drug companies which include a payment from the brand company to the generic competitor must be evaluated under a “rule of reason” standard of review and ordered the case remanded (the “Supreme Court AndroGel Decision”). The case is now back in the district court in Georgia. On August 5, 2014 the indirect purchaser plaintiffs filed an amended complaint which the Business answered on September 15, 2014.

The Business believes it has substantial meritorious defenses and intends to defend itself vigorously. However, these actions, if successful, could adversely affect the Business and could have a material adverse effect on the business, results of operations, financial condition and cash flows.

Cipro® Litigation. Beginning in July 2000, a number of suits were filed against Watson and certain Business affiliates including The Rugby Group, Inc. (“Rugby”) in various state and federal courts alleging claims under various federal and state competition and consumer protection laws. The actions generally allege that the defendants engaged in unlawful, anticompetitive conduct in connection with alleged agreements, entered into prior to Watson’s acquisition of Rugby from Sanofi Aventis (“Sanofi”), related to the development, manufacture and sale of the drug substance ciprofloxacin hydrochloride, the generic version of Bayer’s brand drug, Cipro ®. The actions generally seek declaratory judgment, damages, injunctive relief, restitution and other relief on behalf of certain purported classes of individuals and other entities. While many of these actions have been dismissed, actions remain pending in

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various state courts, including California, Kansas, Tennessee, and Florida. There has been activity in Tennessee and Florida since 2003. In the action pending in Kansas, plaintiffs’ motion for class certification has been fully briefed. In the action pending in the California state court, following the decision from the United States Supreme Court in the Federal Trade Commission v. Actavis matter involving AndroGel ®, described above, Plaintiffs and Bayer announced that they reached an agreement to settle the claims pending against Bayer and Bayer has now been dismissed from the action. Plaintiffs are continuing to pursue claims against the generic defendants, including Watson and Rugby. The remaining parties submitted letter briefs to the court regarding the impact of the Supreme Court AndroGel Decision and on May 7, 2015, the California Supreme Court issued a ruling, consistent with the Supreme Court AndroGel Decision discussed above, that the settlements between brand and generic drug companies which include a payment from the brand company to the generic competitor must be evaluated under a “rule of reason” standard of review.

In addition to the pending actions, the Business understands that various state and federal agencies are investigating the allegations made in these actions. Sanofi has agreed to defend and indemnify Watson and its affiliates in connection with the claims and investigations arising from the conduct and agreements allegedly undertaken by Rugby and its affiliates prior to Watson’s acquisition of Rugby, and is currently controlling the defense of these actions.

Lidoderm® Litigation. On November 8, 2013, a putative class action was filed in the federal district court against Actavis, Inc. and certain of its affiliates alleging that Watson’s 2012 patent lawsuit settlement with Endo Pharmaceuticals, Inc. related to Lidoderm® (lidocaine transdermal patches, “Lidoderm®”) is unlawful. The complaint, asserted on behalf of putative classes of direct purchaser plaintiffs, generally alleges that Watson improperly delayed launching generic versions of Lidoderm® in exchange for substantial payments from Endo in violation of federal and state antitrust and consumer protection laws. The complaint seeks declaratory and injunctive relief and damages. Additional lawsuits containing similar allegations have followed on behalf of other classes of putative direct purchasers and suits have been filed on behalf of putative classes of end-payer plaintiffs. The Business anticipates additional claims or lawsuits based on the same or similar allegations may be filed. On April 3, 2014 the JPML consolidated the cases in federal district court in California. Defendants filed motions to dismiss each of the plaintiff classes’ claims. On November 17, 2014, the court issued an order granting the motion in part but denying it with respect to the claims under Section 1 of the Sherman Act. Plaintiffs then filed an amended, consolidated complaint on December 19, 2014. Defendants have responded to the amended consolidated complaint. On March 5, 2015, a group of five retailers filed a civil antitrust complaint in their individual capacities regarding Lidoderm® in the same court where it was consolidated with the direct and indirect purchaser class complaints. The retailer complaint recites similar facts and asserts similar legal claims for relief to those asserted in the related cases described above. The five retailers amended their complaint on July 27, 2015. On March 30, 2016, the U.S. Federal Trade Commission filed a lawsuit in federal district court in the Eastern District of Pennsylvania against the company, one of its Global Generics business subsidiaries, Watson Laboratories, Inc., Endo Pharmaceuticals Inc. and others arising out of patent settlements relating to Lidoderm and Opana ER (generic oxymorphone extended release tablets). The Lidoderm settlement was reached by Endo Pharmaceuticals Inc. and Watson Laboratories, Inc. in May 2012, and all allegations against the Business and Watson Laboratories, Inc. relate to the Lidoderm settlement only. The FTC action as to Watson Laboratories, Inc. parallels the allegations contained in the private litigation, and seeks monetary and equitable relief.

The Business believes it has substantial meritorious defenses and intends to defend itself vigorously. However, these actions, if successful, could adversely affect the Business and could have a material adverse effect on the business, results of operations, financial condition and cash flows.

Commercial Litigation

Generic Drug Pricing Litigation. On March 2, 2016, a putative class action complaint was filed against Allergan plc and several other defendants in federal court in Pennsylvania on behalf of a putative class of direct and indirect purchasers of certain pharmaceutical products. Three additional indirect purchaser class action complaints were in the same court, two were filed on March 25, 2016 and one was filed on April 25, 2016. Each of the complaints allege that the defendants engaged in a conspiracy to fix, maintain and/or stabilize the prices of certain generic drug products. The Business intends to vigorously defend against this action. However, this action, if successful, could adversely affect the Business and could have a material adverse effect on the business, results of operations, financial condition and cash flows.

FDA Litigation

In May 2002, Business subsidiary Watson Laboratories, Inc. reached an agreement with the FDA on the terms of a consent decree with respect to its Corona, California manufacturing facility. The court approved the consent decree on May 13, 2002 ( United States of America v. Watson Laboratories, Inc., et. al ., United States District Court for the Central District of California, EDCV-02-412-VAP). The consent decree applies only to the Business’ Corona, California facility and not other manufacturing sites. The decree requires that the Corona, California facility complies with the FDA’s current Good Manufacturing Practices (“cGMP”) regulations.

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Pursuant to the agreement, the Business hired an independent expert to conduct inspections of the Corona facility at least once each year. In January 2016 the independent expert concluded its most recent inspection of the Corona facility. At the conclusion of the inspection, the independent expert reported its opinion to the FDA that, based on the findings of the audit of the facility, the FDA’s applicable cGMP requirements, applicable FDA regulatory guidance, and the collective knowledge, education, qualifications and experience of the expert’s auditors and reviewers, the systems at the Corona facility audited and evaluated by the expert are in compliance with the FDA’s cGMP regulations. However, the FDA is not required to accept or agree with the independent expert’s opinion. The FDA has conducted periodic inspections of the Corona facility since the entry of the consent decree, and concluded its most recent general cGMP inspection in December 2014. At the conclusion of the inspection, the FDA inspectors issued a Form 483 to the facility identifying certain observations concerning the instances where the facility failed to follow cGMP regulations. The facility promptly responded to the Form 483 observations. If in the future, the FDA determines that, with respect to its Corona facility, the Business has failed to comply with the consent decree or FDA regulations, including cGMPs, or has failed to adequately address the FDA’s inspectional observations, the consent decree allows the FDA to order a variety of actions to remedy the deficiencies. These actions could include ceasing manufacturing and related operations at the Corona facility, and recalling affected products. Such actions, if taken by the FDA, could have a material adverse effect on the business, its results of operations, financial position and cash flows.

Patent Litigation

Oxymorphone Extended-Release Tablets (Generic version of Opana® ER). On December 11, 2012, Endo Pharmaceuticals Inc. (“Endo”) sued Actavis, Inc. and Actavis South Atlantic LLC (“Actavis South Atlantic”) in the United States District Court for the Southern District of New York, alleging that sales of the Business’ 7.5 mg and 15 mg oxymorphone extended-release tablets, generic versions of Endo’s Opana ® ER, infringe U.S. Patent Nos. 7,851,482; 8,309,122; and 8,329,216. Thereafter, FDA approved Actavis’ 5 mg, 10 mg, 20 mg, 30 mg, and 40 mg oxymorphone extended-release tablets and Endo filed a motion for a preliminary injunction seeking to prevent Actavis from selling the new strengths. On September 12, 2013, the district court denied Endo’s motion for a preliminary injunction and Actavis immediately launched the new strengths. On March 31, 2014, the Federal Circuit reversed the district court’s denial of Endo’s motion for a preliminary injunction and remanded the matter to the district court for further consideration. On January 13, 2015, Endo dismissed its claims against Actavis concerning the ‘482 patent. Trial with respect to the ‘122 and ‘216 patents began on March 23, 2015 and concluded on April 24, 2015. On August 14, 2015, the court found the ‘122 and ‘216 patents valid and infringed and ordered Actavis to cease selling its generic product within 60 days. Actavis filed a motion to amend the judgment to remove the injunction on continuing sales or in the alternative stay the injunction pending appeal. On October 8, 2015, the court tolled the 60 day period for Actavis to cease selling its generic product while the court considers the motion to amend the judgment. The motion is currently pending. On April 29, 2016, the district court denied Actavis’ motion to amend the judgment to remove the injunction on continuing sales or in the alternative for a stay pending appeal, and Actavis discontinued selling its generic products. On May 3, 2016, Actavis filed in the Federal Circuit an emergency motion to stay the injunction pending appeal. That motion is currently pending. On November 7, 2014, Endo and Mallinckrodt LLC sued Actavis and certain of its affiliates in the United States District Court for the District of Delaware, alleging that sales of the Business’ generic versions of Opana ® ER, 5mg, 7.5 mg, 10 mg, 15 mg, 20 mg, 30 mg and 40 mg, infringe U.S. Patent Nos. 7,808,737 (which the USPTO recently issued to Endo) and 8,871,779 (which Endo licensed from Mallinckrodt). The case is currently pending, and trial is scheduled to begin on February 21, 2017. On September 23, 2015, the Magistrate Judge recommended granting Actavis’ motion to dismiss the ‘737 patent for invalidity/unpatentable subject matter. On November 17, 2015 the District Court Judge upheld the Magistrate’s recommendation regarding invalidity of the ‘737 patent and dismissed that patent from the case. The Business believes it has substantial meritorious defenses to the case. However, Actavis has sold and is continuing to sell its generic versions of Opana ® ER during the pendency of the above actions. Therefore, an adverse final determination that one of the patents in suit is valid and infringed could have an adverse effect on the business, results of operations, financial condition and cash flows.

Product Liability Litigation

Alendronate Litigation. Beginning in 2010, approximately 129 product liability suits on behalf of approximately 170 plaintiffs have been filed against the Business and certain of its affiliates, including Cobalt Laboratories, as well as other manufacturers and distributors of alendronate for personal injuries including AFF and ONJ allegedly arising out of the use of alendronate. The actions are pending in various state and federal courts. Several of the cases were consolidated in an MDL proceeding in federal court in New Jersey. In 2012, the MDL court granted the Business’ motion to dismiss all of the cases then pending against the Business in the New Jersey MDL. The Third Circuit affirmed the dismissal. Any new cases against the Business filed in the MDL are subject to dismissal unless plaintiffs can establish that their claims should be exempted from the 2012 dismissal order. Other cases were consolidated in an MDL in federal court in New York, where the Business filed a similar motion to dismiss. The Court granted, in part, the motion to dismiss which has resulted in the dismissal of several other cases. The Business has also been served with six cases that are part of a consolidated litigation in the California state court. In 2012, the California court partially granted a motion filed on behalf of all generic defendants seeking dismissal. Appeals in the California cases have been exhausted and the Business has not yet been able to determine how that will affect the cases filed against it. The remaining active cases are part of a mass tort coordinated proceeding in

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New Jersey state court. In the New Jersey proceeding, the Court granted, in part, a motion to dismiss. The Business believes that it has substantial meritorious defenses to these cases and maintains product liability insurance against such cases. However, litigation is inherently uncertain and the Business cannot predict the outcome of this litigation. These actions, if successful, or if our indemnification arrangements or insurance do not provide sufficient coverage against such claims, could adversely affect the Business and could have a material adverse effect on the business, results of operations, financial condition and cash flows.

Metoclopramide Litigation. Beginning in 2009, a number of product liability suits were filed against certain Business affiliates, including legacy Actavis and Watson companies, as well as other manufacturers and distributors of metoclopramide, for personal injuries allegedly arising out of the use of metoclopramide. Approximately 1,500 cases remain pending against Actavis, Watson and/or its affiliates in state and federal courts, representing claims by multiple plaintiffs. Discovery in these cases has not progressed beyond the preliminary stages as the Business has taken steps to dismiss the suits based on preemption including through initiating or defending appeals on such motions.

The Business believes that, with respect to the majority of the cases against the legacy Watson companies, it will be defended in and indemnified by Pliva, Inc., an affiliate of Teva, from whom the Business purchased its metoclopramide product line in late 2008. With respect to the cases pending against the legacy Actavis companies, the Business recently reached an agreement in principle to resolve the majority of the matters. The Business believes that it has substantial meritorious defenses to these cases and maintains product liability insurance against such cases. However, litigation is inherently uncertain and the Business cannot predict the outcome of this litigation. These actions, if successful, or if our indemnification arrangements or insurance do not provide sufficient coverage against such claims, could adversely affect the Business and could have a material adverse effect on the business, results of operations, financial condition and cash flows.

Propoxyphene Litigation. Beginning in 2011, a number of product liability suits were filed against Watson and certain of its affiliates, as well as other manufacturers and distributors of propoxyphene, for personal injuries including adverse cardiovascular events or deaths allegedly arising out of the use of propoxyphene. Cases are pending against Watson and/or its affiliates in various state and federal courts, representing claims by approximately 1,400 plaintiffs. A number of the cases were consolidated in an MDL in federal district court in Kentucky. On June 22, 2012, the MDL court granted the generic defendants’ joint motion to dismiss the remaining MDL cases. On June 27, 2014, the Sixth Circuit affirmed the district court’s dismissal. Plaintiffs did not file a petition for a writ of certiorari with the United States Supreme Court. In addition, approximately 35 cases were filed in California state court. These cases were removed to federal district courts and, after disputes over whether the cases should be remanded to state court, the Ninth Circuit Court of Appeals determined that the removals to federal court were proper. Many of the cases in California federal courts were transferred to the U.S. District Court for the Eastern District of Kentucky and consolidated for all pretrial proceedings in front of Judge Reeves, who presided over the MDL proceedings. The Court has issued a Show Cause Order requiring plaintiffs to show cause on or before April 18, 2016 why their claims against the Generic Defendants (including Watson) should not be dismissed pursuant to the Court’s prior order in the MDL dismissing all of the claims against the Generic Defendants with prejudice. The vast majority of these cases have been dismissed against the Generic Defendants, some voluntarily dismissed with prejudice and some dismissed on procedural grounds without prejudice. Three of the seven cases that remained in California district court have now been transferred to the Eastern District of Kentucky, and the others are likely to follow and to become subject to the Court’s Show Cause Order. Once the remaining procedural matters are resolved, the defendants will file demurrers and motions to dismiss the remaining suits pursuant to the Court’s Show Cause Order. In addition, approximately eight lawsuits have been filed in Oklahoma which plaintiffs are seeking to have remanded from federal to state court. The Business believes that it has substantial meritorious defenses to these cases and maintains product liability insurance against such cases. However, litigation is inherently uncertain and the Business cannot predict the outcome of this litigation. These actions, if successful, or if insurance does not provide sufficient coverage against such claims, could adversely affect the Business and could have a material adverse effect on the business, results of operations, financial condition and cash flows.

Government Investigations, Government Litigation and Qui Tam Litigation

Actavis. On June 25, 2015, the Business received a subpoena from the U.S. Department of Justice (“DOJ”), Antitrust Division seeking information relating to the marketing and pricing of certain of the Business’ generic products and communications with competitors about such products. The Business intends to cooperate fully with the DOJ’s requests.

Patent Settlement Investigations. The Business and various of its affiliates have received letters and investigatory subpoenas from the U.S. Federal Trade Commission (“FTC”) indicating that the FTC is conducting a nonpublic investigations into certain agreements the Business have made to settle patent disputes with other brand and generic pharmaceutical companies. The Business is cooperating in responding to the investigations.

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Governmental Reimbursement and Drug Pricing Investigations and Litigation. The Business has also received investigatory subpoenas from the U.S. Attorney’s Office and various state agencies requesting information and documents relating to certain categories of drug pricing including, but not limited to, Average Wholesale Price (“AWP”), Wholesale Acquisition Cost (“WAC”), Average Manufacturer Price (“AMP”) and Best Price (“BP”). The Business intends to cooperate with this subpoena.

Beginning in 1999, the Business was informed by the DOJ that it, along with numerous other pharmaceutical companies, is a defendant in a qui tam action brought in 1995 under the U.S. False Claims Act. Since that time, the Business also received and responded to notices or subpoenas from the U.S. House Committee on Energy and Commerce as well as from Attorneys General of various states, including Florida, Nevada, New York, California and Texas, relating to pharmaceutical pricing issues and whether allegedly improper actions by pharmaceutical manufacturers led to excessive payments by Medicare and/or Medicaid. Other state and federal inquiries regarding pricing and reimbursement issues are anticipated.

The Business and certain of its subsidiaries have also been named as defendants in various lawsuits filed by numerous states and qui tam relators, including Wisconsin, Kentucky, Illinois, Mississippi, Missouri, South Carolina, Utah, Kansas and Louisiana. These actions allege generally that the plaintiffs (all governmental entities) were overcharged for their share of Medicaid drug reimbursement costs as a result of reporting by manufacturers of AWP that did not correspond to actual provider costs of prescription drugs. In 2011, Watson settled certain claims made against it by a relator in a qui tam action brought against the Business on behalf of the United States. The settlement of that qui tam action resolved all claims on behalf of the United States asserted in that action except for claims relating to the federal share of Medicaid payments made by the States of Alabama, Alaska, Kentucky, Idaho, Illinois, South Carolina and Wisconsin. The Business subsequently settled all claims, including the claims on behalf of the United States, brought by Alabama. In addition, the Business has reached settlements with the states of the Louisiana, Missouri, Kansas and South Carolina. In addition, the Business has begun having discussions with the plaintiffs in the Illinois and Wisconsin actions about a possible resolution of those matters. The court in the Utah case dismissed that state’s claims against the Business. The case against Watson on behalf of Kentucky was tried in November 2011. The jury reached a verdict in Watson’s favor on each of Kentucky’s claims against Watson. An agreed form of judgment has been entered and the case now has been dismissed with prejudice. The case against Watson on behalf of Mississippi was tried from November 2012 through April 2013. On August 28, 2013, the court issued a ruling in favor of the state and awarded the state $12.4 million in compensatory damages and civil penalties, and on March 20, 2014 issued its ruling imposing an additional $17.9 million in punitive damages. Post-trial motions were filed and denied by the court. The Business is appealing both the original and punitive damage awards.

On December 28, 2015, a putative class action complaint was filed in state court in Pennsylvania on behalf of a putative class of private payers. The complaint alleges that manufacturers of generic drugs including Actavis Group and Watson Pharmaceuticals, Inc., caused plaintiffs to overpay for prescription drug products through the use of inflated AWPs. The complaint alleges violations of the Pennsylvania Unfair Trade Practices and Consumer Protection Law, negligent misrepresentation/fraud, unjust enrichment, civil conspiracy and aiding and abetting. Defendants removed this action to the federal court in Pennsylvania under the Class Action Fairness Act. An additional complaint then was filed in state court in Pennsylvania on behalf an individual indirect purchaser containing similar allegations to the class complaint.

With regard to the remaining drug pricing actions, the Business believes that it has meritorious defenses and intends to vigorously defend itself in those actions. The Business continually monitors the status of these actions and may settle or otherwise resolve some or all of these matters on terms that the Business deems to be in its best interests. However, the Business can give no assurance that it will be able to settle the remaining actions on terms it deems reasonable, or that such settlements or adverse judgments in the remaining actions, if entered, will not exceed the amounts of the liability reserves. Additional actions by other states, cities and/or counties are anticipated. These actions and/or the actions described above, if successful, could adversely affect the Business and could have a material adverse effect on the business, results of operations, financial condition and cash flows.

DESI Drug Reimbursement Litigation. In December 2009, the Business learned that numerous pharmaceutical companies, including certain subsidiaries of the Business, were named as defendants in a qui tam action pending in federal court in Massachusetts. The tenth amended complaint, which was served on certain of the Business’ subsidiaries, alleges that the defendants falsely reported to the United States that certain pharmaceutical products, including those subject to the Food and Drug Administration’s Drug Efficacy Study Implementation (“DESI”) review program, were eligible for Medicaid reimbursement and thereby allegedly caused false claims for payment to be made through the Medicaid program. The Business’ subsidiaries named in the action together with all other named defendants filed a Joint Motion to Dismiss the Tenth Amended Complaint on December 9, 2011. On February 25, 2013, the court granted the motion to dismiss as to all defendants. The plaintiff may appeal. On September 11, 2013, a similar action was filed against certain Business subsidiaries as well as Warner Chilcott and numerous other pharmaceutical company defendants by the State of Louisiana based on the same core set of allegations as asserted in the federal court action in Massachusetts. Defendants filed exceptions to plaintiffs’ complaint. On June 28, 2015, the State of Louisiana filed an amended complaint and defendants promptly moved to dismiss. On September 21, 2015, the court granted defendants’ motion to dismiss the amended complaint in its entirety.

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Additional actions alleging similar claims could be asserted. The Business believes that it has meritorious defenses to the claims and intends to vigorously defend itself against such allegations. However, these actions or similar actions, if successful, could adversely affect the Business and could have a material adverse effect on the business, results of operations, financial condition and cash flows.

Medicaid Price Adjustments. The Business has notified the Centers for Medicare and Medicaid Services (“CMS”) that certain of the legacy Actavis group’s Medicaid price submissions require adjustment for the period 2007 through 2012. The Business is in the process of completing the resubmissions. Based on prevailing CMS practices the Business does not expect to incur penalties in connection with the resubmissions. With respect to periods prior to 2007, the Business has advised CMS that its records are insufficient to support a reliable recalculation of its price submissions, and has proposed not to recalculate the price submissions for such periods. Because there are insufficient records to support a reliable recalculation of its price submissions prior to 2007, at this time the amount of any potential liability related to the price submissions prior to 2007 is not estimable and the Business has not concluded that any liability for periods prior to 2007 is probable. The Business believes it has substantial meritorious positions and defenses with respect to these pricing resubmission matters. However, if CMS were to successfully pursue claims against the Business for the periods in question, such claims could adversely affect the Business and could have a material adverse effect on the business, results of operations, financial condition and cash flows.

Hydrocortisone Investigation. On March 8, 2016, the Business and certain of its affiliates received notice from the UK Competition and Markets Authority (“CMA”) that it has launched a formal investigation under Section 25 of the Competition Act of 1998 (“CA98”) into suspected abuse of dominance by a Business subsidiary in relation to the supply of 10mg and 20mg hydrocortisone tablets. The CMA is investigating whether the conduct infringes the Chapter II prohibition of the CA98 and/or Article 102 of the Treaty on the Functioning of the European Union. The Business is fully cooperating with the investigation. This government investigation could adversely affect the Business and could have a material adverse effect on the business, results of operations, financial condition and cash flows.

Paroxetine Investigation. On April 19, 2013, the UK Office of Fair Trading (which closed in April, 2014 in connection with a government restructuring and transferred responsibility for this matter to the U.K. CMA) issued a Statement of Objections against GlaxoSmithKline (“GSK”) and various generic drug companies, including Actavis UK Limited, formerly known as Alpharma Limited, now a subsidiary of the Business, alleging that GSK’s settlements with such generic drug companies improperly delayed generic entry of paroxetine, in violation of the United Kingdom’s competition laws. The Business has responded to the Statement of Objections, however, on February 12, 2016 the UK CMA imposed a fine on the Business. The Business believes it has substantial meritorious defenses to the allegations. However, an adverse determination in the matter could have an adverse effect on the business, results of operations, financial condition and cash flows.

Romanian Investigation. In July 2015, the Business received a subpoena as part of a nationwide investigation of the pharmaceutical industry conducted by the Romanian government. The purpose of the investigation is to gather documents and information, and to examine sponsorship arrangements concluded with certain oncologists and hematologists during the period from January 2012 through June 2015. The Business is fully cooperating with the investigation. This government investigation could adversely affect the Business and could have a material adverse effect on the business, results of operations, financial condition and cash flows.

The Business and its affiliates are involved in various other disputes, governmental and/or regulatory inspections, inquires, investigations and proceedings that could result in litigation, and other litigation matters that arise from time to time. The process of resolving matters through litigation or other means is inherently uncertain and it is possible that an unfavorable resolution of these matters will adversely affect the business, its results of operations, financial condition and cash flows.

NOTE 9 — Subsequent Events

The Business has evaluated transactions that occurred as of the issuance of these financial statements, May 10, 2016, for purposes of disclosures of unrecognized subsequent events.

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Global Generics Business and

Certain Other Assets of Allergan plc

Special Purpose Combined Statements of Net Assets Acquired as of December 31, 2015 and

December 31, 2014 and Special Purpose Combined Statements of Revenues and Direct Expenses for

the years ended December 31, 2015, 2014 and 2013

Global Generics Business and Certain Other Assets of Allergan plc

Independent Auditor’s Report

To the Management of Allergan plc

We have audited the accompanying special purpose combined financial statements of the Global Generics Business and Certain Other Assets of Allergan plc, which comprise the special purpose combined statements of net assets acquired as of December 31, 2015 and 2014, and the related special purpose combined statements of revenues and direct expenses for each of the three years in the period ended December 31, 2015.

Management’s Responsibility for the Special Purpose Combined Financial Statements

Management is responsible for the preparation and fair presentation of the special purpose combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of special purpose combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the special purpose combined financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the special purpose combined financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the special purpose combined financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the special purpose combined financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the special purpose combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the special purpose combined financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the special purpose combined financial statements referred to above present fairly, in all material respects, the assets and liabilities of the Global Generics Business and Certain Other Assets of Allergan plc as of December 31, 2015 and December 31, 2014, and the results of their revenues and direct expenses for each of the three years in the period ended December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matters

The accompanying special purpose combined financial statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the Current Report on Form 6-K of Teva Pharmaceutical Industries Ltd. as described in Note 1 and are not intended to be a complete presentation of the financial position or operations of the Global Generics Business and Certain Other Assets of Allergan plc. Our opinion is not modified with respect to this matter.

As discussed in Note 2 to the special purpose combined financial statements, the Global Generics Business and Certain Other Assets of Allergan plc has changed the manner in which it classifies deferred income taxes in 2015. Our opinion is not modified with respect to this matter.

/s/ PricewaterhouseCoopers LLP

Florham Park, New Jersey

February 29, 2016

Global Generics Business and Certain Other Assets of Allergan plc

Special Purpose Combined Statements of Net Assets Acquired December 31, 2015 and 2014

($ in millions)	December 31,
	2015	2014
Assets acquired:
Accounts receivable, net	$2,089.7	$1,463.7
Inventories	1,138.5	1,090.9
Other current assets	302.8	253.9
Assets held for sale	—	36.2
Current deferred tax assets	—	23.3
Property, plant and equipment, net	1,293.9	1,311.3
Product rights and other intangibles	2,683.3	3,097.7
Goodwill	3,686.0	3,623.9
Non-current deferred tax assets	232.4	72.7
Other non-current assets	32.9	81.9

Total assets acquired	11,459.5	11,055.5

Liabilities assumed:
Accounts payable and accrued expenses	1,456.2	1,387.7
Income taxes payable	33.9	16.6
Current deferred tax liabilities	—	6.3
Other current liabilities	17.3	13.5
Other taxes payable	68.9	102.9
Long-term deferred tax liabilities	345.4	307.9
Long-term liabilities	95.7	127.5

Total liabilities assumed	2,017.4	1,962.4

Net assets acquired	$9,442.1	$9,093.1

The accompanying notes are an integral part of these special purpose combined financial statements.

Global Generics Business and Certain Other Assets of Allergan plc

Special Purpose Combined Statements of Revenues and Direct Expenses for the years ended December 31, 2015, 2014, 2013

($ in millions)	Years ended December 31,
	2015	2014	2013
Net revenues	$6,184.4	$6,374.0	$6,134.9
Direct expenses:
Cost of sales (excludes amortization and impairment of acquired intangibles including product rights)	3,047.7	3,088.9	3,304.3
Research and development	431.5	482.1	425.6
Selling and marketing	561.3	650.3	645.5
General and administrative	696.2	534.2	580.2
Amortization	559.0	652.1	538.9
Asset sales, impairments, and contingent consideration charges, net	62.4	19.5	901.7
Other expense/(income)	9.3	14.2	(38.4)

Total direct expenses	5,367.4	5,441.3	6,357.8

Revenues less direct expenses	$817.0	$932.7	$(222.9)

The accompanying notes are an integral part of these special purpose combined financial statements

NOTES TO THE SPECIAL PURPOSE COMBINED FINANCIAL STATEMENTS

NOTE 1 — Basis of Presentation

Background

Allergan plc (“Allergan” or the “Company”) is a global specialty pharmaceutical company engaged in the development, manufacturing, marketing, and distribution of brand name pharmaceutical products (“brand”, “branded” or “specialty brand”), medical aesthetics, generic, branded generic, biosimilar and over-the-counter (“OTC”) pharmaceutical products. The Company has operations in more than 100 countries. The Generics Business (defined below) is focused on maintaining a leading position within both the North American, and in particular, the United States (“U.S.”), market and key international markets and strengthening its global position by offering a consistent and reliable supply of quality products.

On July 26, 2015, Allergan plc entered into a master purchase agreement (the “Teva Agreement”), under which Teva Pharmaceutical Industries Ltd. (“Teva”) agreed to acquire the Company’s global generic pharmaceuticals business and certain other assets (the “Teva Transaction”). Under the Teva Agreement, upon the closing of the Teva Transaction, Allergan will receive $33.75 billion in cash and 100.3 million Teva ordinary shares (or American Depository Shares with respect thereto), which approximates $6.75 billion in Teva stock using the then-current stock price at the time the Teva Transaction was announced, in exchange for which Teva will acquire Allergan’s global generics business, including the United States (“U.S.”) and international generic commercial units, Allergan’s third-party supplier Medis, Allergan’s global generic manufacturing operations, Allergan’s global generic R&D unit, Allergan’s international over-the-counter (OTC) commercial unit (excluding OTC eye care products) and some established international brands (the “Generics Business” or “Business”). The transaction is subject to customary closing conditions and is expected to close in the first quarter of 2016; however, it is possible that closing could slip beyond the end of the first quarter. The cash portion of the purchase price will be impacted by Allergan plc leaving a certain level of cash balances to be maintained in local bank accounts so as not to disrupt normal operating activities upon transaction closing.

Basis of Presentation

The accompanying Special Purpose Combined Financial Statements (the “Financial Statements”) are prepared in accordance with accounting principles generally accepted in the U.S. (“GAAP”). These Financial Statements are based upon the Teva Agreement and relief from SEC Rule 3-05, Significant Acquisition Carve-out Financial Statement Reporting Requirements, obtained by Teva from the Securities and Exchange Commission. As a result of the Teva Agreement, the Company is divesting the stock of certain legal entities of the Business and certain product rights to Teva. These special purpose combined financial statements are not intended to be a complete presentation of financial position, results of operations, or cash flows of the Business in conformity with GAAP.

Due to the extent to which the Business has been integrated into Allergan during the periods required to be covered by the Financial Statements, the presentation of full or carve-out financial statements for the Business in accordance with the Securities and Exchange Commission’s Regulation S-X, including a reasonable and appropriate allocation of corporate overhead, interest and taxes, is impracticable. Thus, Statements of Net Assets Acquired and Statements of Revenues and Direct Expenses have been prepared.

The Financial Statements have been derived from the accounting records of Allergan using historical results of operations and financial position and only present the net assets acquired and the associated revenues and direct expenses, including certain allocated expenses, of the Business. The net assets acquired include legal entities transferred and assets specifically identified in the Teva Agreement.

All significant intercompany accounts and transactions within the Business have been eliminated.

The Financial Statements are not necessarily indicative of the results of operations or financial position that would have occurred if the Business had been an independent company.

Separate cash balances are not maintained for the Business. Cash receipts and disbursements relating to operations of the Business are aggregated with the cash activities for the entire corporation of Allergan.

The Business utilizes a centralized approach to cash management and financing of operations. The Business’ cash was available for use and was regularly transferred to centralized treasury at its discretion. Any cash required to fund the operations of the Business was obtained through Allergan’s centralized treasury function. As the Business has historically been managed as part of the operations of Allergan and has not been operated as a stand-alone entity, it is impractical to prepare historical cash flow information regarding the Business’ operating, investing, and financing cash flows. As such, Statements of Cash Flows are not presented.

Allocation of Costs & Expenses

These Financial Statements include revenues generated by the Business, less expenses directly attributable to the Business, and allocations of direct operating costs incurred by Allergan relating to the Business. Direct expenses include such items as sales and marketing, depreciation, amortization, research and development, distribution, employee compensation and benefits for direct employees and any other expenses directly related to the Business. Direct expenses from Allergan were based upon certain designated costs and time spent by the respective departments directly supporting the Business.

The Financial Statements reflect a consistent application of methodology for each reporting period presented. Allocations of Allergan corporate overhead not directly related to the operations of the Business, as well as allocations of interest or income taxes, have been excluded from these financial statements.

The operations of the Business are included in the consolidated federal income tax return of Allergan in the U.S., to the extent appropriate, or are included in the state and local returns of certain other affiliates of Allergan. A provision for income taxes has not been presented in these Financial Statements as the Business has not operated as a standalone unit and no allocation of Allergan’s income tax provision/benefit has historically been made to the Business per above. While the allocation of the provision for income taxes was impractical, Teva will be acquiring or assuming certain income tax assets and liabilities which have been reflected in these Financial Statements. The Business determined the deferred tax assets and liabilities based on the differences between the financial reporting and tax basis of assets and liabilities measured using the enacted tax rates that will be in effect when the differences are expected to reverse. The Business recognizes tax liabilities based upon its estimate of whether, and the extent to which, additional taxes will be due when such estimates are more-likely-than-not to be sustained. Income tax positions must meet a more-likely-than-not recognition threshold to be recognized. Income tax positions that previously failed to meet the more-likely-than-not threshold are recognized in the first financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not threshold are derecognized in the first financial reporting period in which that threshold is no longer met. The Business evaluates the realizability of its deferred tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization include the Business’ forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. Failure to achieve forecasted taxable income in applicable tax jurisdictions could affect the ultimate realization of deferred tax assets.

There was no direct interest expense incurred by or allocated to the Business as no third party debt will be transferred under the Teva Agreement; therefore, no interest expense has been reflected in these financial statements.

NOTE 2 — Summary of Significant Accounting Policies

Use of Estimates

Management is required to make certain estimates and assumptions in order to prepare consolidated financial statements in conformity with GAAP. Such estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities in the consolidated financial statements and accompanying notes. The Business’ most significant estimates relate to the determination of SRA’s (defined below) included within either accounts receivable or accrued liabilities, the valuation of inventory balances, the determination of useful lives for intangible assets, pension and other post-retirement benefit plan assumptions and the assessment of expected cash flows used in evaluating goodwill and other long-lived assets for impairment and recognition and measurement of assets acquired and liabilities assumed in business combinations at fair value. The estimation process required to prepare the Business’ consolidated financial statements requires assumptions to be made about future events and conditions, and as such, is inherently subjective and uncertain. The Business’ actual results could differ materially from those estimates. Also, as discussed in Note 1, the Financial Statements include estimates that are not necessarily indicative of the amounts that would have resulted if the Business had been operated as a stand-alone entity.

Foreign Currency Translation

For most of the Business’ international operations, the local currency has been determined to be the functional currency. The results of its non-U.S. dollar based operations are translated to U.S. dollars at the average exchange rates during the period. Assets and liabilities are translated at the rate of exchange prevailing on the balance sheet date.

The Business realizes foreign currency gains / (losses) in the normal course of business based on movement in the applicable exchange rates. These gains / (losses) are included as a component of general and administrative expenses.

Inventories

Inventories consist of finished goods held for sale and distribution, raw materials and work in process. Inventory includes product pending approval by the U.S. Food and Drug Administration (“FDA”), by other regulatory agencies or product that has not been launched due to contractual restrictions. This inventory consists of generic pharmaceutical products that are capitalized only when the bioequivalence of the product is demonstrated or the product has already received regulatory approval and is awaiting a contractual triggering event to enter the marketplace. Inventory also includes pharmaceutical products which represent FDA approved indications. Inventory valuation reserves are established based on a number of factors/situations including, but not limited to, raw materials, work in process, or finished goods not meeting product specifications, product obsolescence, or application of the lower of cost (first-in, first-out method) or market (net realizable value) concepts.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation. Major renewals and improvements are capitalized, while routine maintenance and repairs are expensed as incurred. At the time property, plant and equipment are retired from service, the cost and accumulated depreciation is removed from the respective accounts.

Depreciation expense is computed principally on the straight-line method, over the estimated useful lives of the related assets. The following table provides the range of estimated useful lives used for each asset type:

Computer software / hardware (including internally developed)	3-10 years
Machinery and equipment	3-15 years
Research and laboratory equipment	3-10 years
Furniture and fixtures	3-10 years
Buildings, improvements, leasehold improvements and other	4-50 years
Transportation equipment	3-20 years

The Business assesses property, plant and equipment for impairment whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable.

Product Rights and Other Definite-Lived Intangible Assets

Our product rights and other definite-lived intangible assets are stated at cost, less accumulated amortization, and are amortized using the economic benefit model or the straight-line method, if results are materially aligned, over their estimated useful lives. We determine amortization periods for product rights and other definite-lived intangible assets based on our assessment of various factors impacting estimated useful lives and cash flows. Such factors include the product’s position in its life cycle, the existence or absence of like products in the market, various other competitive and regulatory issues, and contractual terms. Significant changes to any of these factors may result in a reduction in the intangibles useful life and an acceleration of related amortization expense, which could cause our net results to decline.

Product rights and other definite-lived intangible assets are tested periodically for impairment when events or changes in circumstances indicate that an asset’s carrying value may not be recoverable. The impairment testing involves comparing the carrying amount of the asset to the forecasted undiscounted future cash flows. In the event the carrying value of the asset exceeds the undiscounted future cash flows, the carrying value is considered not recoverable and an impairment exists. An impairment loss is measured as the excess of the asset’s carrying value over its fair value, calculated using discounted future cash flows. The computed impairment loss is recognized in revenues less direct expenses. Assets which are not impaired may require an adjustment to the remaining useful lives for which to amortize the asset. Our projections of discounted cash flows use a discount rate determined by our management to be commensurate with the risk inherent in our business model. Our estimates of future cash flows attributable to our other definite-lived intangible assets require significant judgment based on our historical and anticipated results and are subject to many factors. Different assumptions and judgments could materially affect the calculation of the fair value of the other definite-lived intangible assets which could trigger impairment.

Goodwill and Intangible Assets with Indefinite-Lives

The Business tests goodwill and intangible assets with indefinite-lives for impairment annually in the second quarter by comparing the fair value of each of the Business’ reporting units to the respective carrying value of the reporting units. Additionally, the Business may perform interim tests if an event occurs or circumstances change that could potentially reduce the fair value of a reporting unit below its carrying amount. The Business has determined that it has one segment (the Global Generics Business) and multiple reporting units. The carrying value of each reporting unit is determined by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units.

Goodwill is considered impaired if the carrying amount of the net assets exceeds the fair value of the reporting unit. Impairment, if any, would be recorded in revenues less direct expenses.

During the second quarter of 2013, the Business completed an extensive review of its operating businesses, including exploring options for addressing overall profitability of seven Western European commercial operations consisting of, among other things, restructuring their operations, refocusing their activities on specific sub-markets, as well as potential divestitures of such businesses to other third parties. The potential impact of these conditions was considered in the Business’ projections when determining the indicated fair value of its then current reporting units for the impairment tests that were performed during the second quarter of 2013. Upon completion of step one of the impairment analysis for each of the Business’ reporting units, it was concluded that the fair value of the then current Actavis Pharma — Europe reporting unit was below its carrying value including goodwill. The fair value of the Business’ reporting units was estimated based on a discounted cash flow model using management’s business plans and projections as the basis for expected future cash flows for approximately five years and residual growth rates ranging from 2% to 4% thereafter. Management believes that the assumptions it used for the impairment tests performed are consistent with those that would be utilized by a market participant in performing a similar valuation of its reporting units. A separate discount rate was utilized for each reporting unit that was derived from published sources and, on a weighted average basis, a discount rate of 8% was utilized using the Business’ weighted average cost of risk of the reporting unit and the rate of return a market participant would expect. As a result of completing step two of the Business’ impairment analysis, the Business recorded an impairment of the then current Actavis Pharma — Europe reporting unit of $647.5 million, recorded within asset sales, impairments, and contingent consideration charges, net representing primarily all of the goodwill allocated to this reporting unit, in the year ended December 31, 2013.

Acquired in-process research and development (“IPR&D”) intangible assets represent the value assigned to acquired research and development projects that, as of the date acquired, represent the right to develop, use, sell and/or offer for sale a product or other intellectual property that the Business has acquired with respect to products and/or processes that have not been completed or approved. The IPR&D intangible assets are subject to impairment testing until completion or abandonment of each project. Upon abandonment, the assets are impaired. Impairment testing requires the development of significant estimates and assumptions involving the determination of estimated net cash flows for each year for each project or product (including net revenues, cost of sales, R&D costs, selling and marketing costs and other costs which may be allocated), the appropriate discount rate to select in order to measure the risk inherent in each future cash flow stream, the assessment of each asset’s life cycle, the potential regulatory and commercial success risks, and competitive trends impacting the asset and each cash flow stream as well as other factors. The major risks and uncertainties associated with the timely and successful completion of the IPR&D projects include legal risk, market risk and regulatory risk. Changes in these assumptions could result in future impairment charges. No assurances can be given that the underlying assumptions used to prepare the discounted cash flow analysis will not change or the timely completion of each project to commercial success will occur. For these and other reasons, actual results may vary significantly from estimated results.

Upon successful completion of each project and approval of the product, we will make a separate determination of the useful life of the intangible, transfer the amount to currently marketed products (“CMP”) and amortization expense will be recorded over the estimated useful life.

Revenue Recognition

General

Revenue from product sales is recognized when title and risk of loss to the product transfers to the customer, which is based on the transaction shipping terms. Recognition of revenue also requires reasonable assurance of collection of sales proceeds, the seller’s price to the buyer to be fixed or determinable and the completion of all performance obligations. The Business warrants products against defects and for specific quality standards, permitting the return of products under certain circumstances. Product sales are recorded net of all sales-related deductions including, but not limited to: chargebacks, trade discounts, billback adjustments, sales returns and allowances, commercial and government rebates and fee-for-service arrangements with certain distributors, which are referred to in the aggregate as “SRA” allowances.

Royalty and commission revenue is recognized as a component of net revenues in accordance with the terms of their respective contractual agreements when collectability is reasonably assured and when revenue can be reasonably measured.

Provisions for SRAs

As is customary in the pharmaceutical industry, the Business’ gross product sales are subject to a variety of deductions in arriving at reported net product sales. When the Business recognizes gross revenue from the sale of products, an estimate of SRA is recorded, which reduces the gross product revenues. Accounts receivable and/or accrued liabilities are also reduced and/or increased by the SRA amount. These provisions are estimated based on historical payment experience, historical relationship of the deductions to gross product revenues, government regulations, estimated utilization or redemption rates, estimated customer inventory levels and current contract sales terms with direct and indirect customers. The estimation process used to determine the Business’ SRA provision has been applied on a consistent basis and no material revenue adjustments have been necessary to increase or decrease the Business’ reserves for SRA as a result of a significant change in underlying estimates. The Business uses a variety of methods to assess the adequacy of the SRA reserves to ensure that the Business’ financial statements are fairly stated.

Chargebacks — A chargeback represents an amount payable in the future to a wholesaler for the difference between the invoice price paid by the Business’ wholesale customer for a particular product and the negotiated contract price that the wholesaler’s customer pays for that product. The chargeback provision and related reserve varies with changes in product mix, changes in customer pricing and changes to estimated wholesaler inventories. The provision for chargebacks also takes into account an estimate of the expected wholesaler sell-through levels to indirect customers at certain contract prices. The Business validates the chargeback accrual quarterly through a review of the inventory reports obtained from the Business’ largest wholesale customers. This customer inventory information is used to verify the estimated liability for future chargeback claims based on historical chargeback and contract rates. These large wholesalers represent the vast majority of the recipients of the Business’ chargeback payments. We continually monitor current pricing trends and wholesaler inventory levels to ensure the liability for future chargebacks is fairly stated.

Rebates — Rebates include volume related incentives to direct and indirect customers, third-party managed care and Medicare Part D rebates, Medicaid rebates and other government rebates. Rebates are accrued based on an estimate of claims to be paid for product sold into trade by the Business. Volume rebates are generally offered to customers as an incentive to use the Business’ products and to encourage greater product sales. These rebate programs include contracted rebates based on customers’ purchases made during an applicable monthly, quarterly or annual period. The provision for third-party rebates is estimated based on the Business’ customers’ contracted rebate programs and the Business’ historical experience of rebates paid. Any significant changes to the Business’ customer rebate programs are considered in establishing the provision for rebates. The provisions for government rebates are based, in part, upon historical experience of claims submitted by the various states / authorities, contractual terms and government regulations. We monitor legislative changes to determine what impact such legislation may have on the Business’ provision.

Cash Discounts — Cash discounts are provided to customers that pay within a specific period. The provision for cash discounts is estimated based upon invoice billings, utilizing historical customer payment experience. The Business’ experience of payment history is fairly consistent and most customer payments qualify for the cash discount.

Returns and Other Allowances — The Business’ provision for returns and other allowances include returns, pricing adjustments, promotional allowances and billback adjustments.

Consistent with industry practice, the Business maintains a returns policy that allows customers to return product for a credit. In accordance with the Business’ policy, credits for customer returns of products are applied against outstanding account activity or are settled in cash. Product exchanges are not permitted. Customer returns of product are generally not resalable. The Business’ estimate of the provision for returns is based upon historical experience, product expiration dates and current trends of actual customer returns.

Additionally, the Business considers other factors when estimating the current period returns provision, including levels of inventory in the distribution channel, as well as significant market changes which may impact future expected returns.

Pricing adjustments, which includes shelf stock adjustments, are credits issued to reflect price decreases in selling prices charged to the Business’ direct customers. Shelf stock adjustments are based upon the amount of product the Business’ customers have in their inventory at the time of an agreed-upon price reduction. The provision for shelf stock adjustments is based upon specific terms with the Business’ direct customers and includes estimates of existing customer inventory levels based upon their historical purchasing patterns. The Business regularly monitors all price changes to evaluate the Business’ reserve balances. The adequacy of these reserves is readily determinable as pricing adjustments and shelf stock adjustments are negotiated and settled on a customer-by-customer basis.

Promotional allowances are credits that are issued in connection with a product launch or as an incentive for customers to carry the Business’ product. The Business establishes a reserve for promotional allowances based upon contractual terms.

Billback adjustments are credits that are issued to certain customers who purchase directly from the Business as well as indirectly through a wholesaler. These credits are issued in the event there is a difference between the customer’s direct and indirect contract price. The provision for billbacks is estimated based upon historical purchasing patterns of qualified customers who purchase product directly from us and supplement their purchases indirectly through the Business’ wholesale customers.

The following table summarizes the activity in our major categories of SRA ($ in millions):

	Chargebacks	Rebates	Return and Other Allowances	Cash Discounts	Total
Balance at December 31, 2012	$130.3	$820.0	$170.6	$27.6	$1,148.5
Provision related to sales in 2013	2,125.5	2,008.9	817.6	158.8	5,110.8
Credits and payments	(2,031.2)	(2,057.0)	(573.4)	(147.9)	(4,809.5)

Balance at December 31, 2013	$224.6	$771.9	$414.8	$38.5	$1,449.8

Provision related to sales in 2014	4,173.8	1,761.1	705.0	195.0	6,834.9
Credits and payments	(3,836.5)	(1,795.2)	(768.5)	(192.5)	(6,592.7)

Balance at December 31, 2014	$561.9	$737.8	$351.3	$41.0	$1,692.0

Provision related to sales in 2015	5,882.2	1,967.8	657.0	251.0	8,758.0
Credits and payments	(5,825.1)	(1,961.1)	(685.2)	(235.4)	(8,706.8)

Balance at December 31, 2015	$619.0	$744.5	$323.1	$56.6	$1,743.2

Accounts receivable balances in the Business’ consolidated financial statements are presented net of SRA estimates. SRA balances in accounts receivable were $1,306.6 million and $1,294.6 million at December 31, 2015 and 2014, respectively. SRA balances within accounts payable and accrued expenses were $436.6 million and $397.4 million at December 31, 2015 and 2014, respectively.

Litigation and Contingencies

The Business is involved in various legal proceedings in the normal course of its business, including product liability litigation, intellectual property litigation, employment litigation and other litigation. Additionally, the Business, in consultation with its counsel, assesses the need to record a liability for contingencies on a case-by-case basis in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 450 “Contingencies” (“ASC 450”). Accruals are recorded when the Business determines that a loss related to a matter is both probable and reasonably estimable. These accruals are adjusted periodically as assessment efforts progress or as additional information becomes available. Acquired contingencies in business combinations are recorded at fair value to the extent determinable, otherwise in accordance ASC 450.

R&D Activities

R&D activities are expensed as incurred and consist of self-funded R&D costs, the costs associated with work performed under collaborative R&D agreements, regulatory fees, and license and milestone payments, if any.

Allocation of Acquisition Fair Values to Assets Acquired and Liabilities Assumed

We account for acquired businesses using the acquisition method of accounting, which requires that assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. The consolidated financial statements and results of operations reflect an acquired business after the completion of the acquisition. The fair value of the consideration paid, including contingent consideration, is assigned to the underlying net assets of the acquired business based on their respective fair values as determined using a market participant concept. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill.

The most material line items impacted by the allocation of acquisition fair values are:

•	Intangible assets (including IPR&D assets upon successful completion of the project and approval of the product) which are amortized to amortization expense over the expected life of the asset. Significant judgments are used in determining the estimated fair values assigned to the assets acquired and liabilities assumed and in determining estimates of useful lives of long-lived assets. Fair value determinations and useful life estimates are based on, among other factors, estimates of expected future net cash flows, estimates of appropriate discount rates used to present value expected future net cash flow streams, the timing of approvals for IPR&D projects and the timing of related product launch dates, the assessment of each asset’s life cycle, the impact of competitive trends on each asset’s life cycle and other factors. These judgments can materially impact the estimates used to allocate acquisition date fair values to assets acquired and liabilities assumed and the future useful lives. For these and other reasons, actual results may vary significantly from estimated results.

•	Fixed asset valuations which are depreciated over the expected life of the asset. Significant judgments are used in determining the estimated fair values assigned to the assets acquired and in determining estimates of useful lives of long-lived assets. Fair value determinations and useful life estimates are based on, among other factors, estimates of expected future net cash flows, estimates of appropriate discount rates and intended uses of the assets.

•	Inventory is recorded at fair market value factoring in selling price and costs to dispose. Inventory acquired is typically valued higher than replacement cost.

Retirement and Benefit Plans

Certain employees are covered under various retirement, medical, pension and share-based payment plans that are sponsored by Allergan or its affiliates. Direct benefit expenses associated with these plans are charged to the Business and are included in the Combined Statements of Revenues and Direct Expenses. The expenses associated with these plans for the years ended December 31, 2015, 2014 and 2013 were not material.

Restructuring Costs

The Business records liabilities for costs associated with exit or disposal activities in the period in which the liability is incurred. In accordance with existing benefit arrangements, employee severance costs are accrued when the restructuring actions are probable and estimable. Costs for one-time termination benefits in which the employee is required to render service until termination in order to receive the benefits are recognized ratably over the future service period. The Business also incurs costs with contract terminations and costs of transferring products as part of restructuring activities. Restructuring expenses for the years ended December 31, 2015, 2014 and 2013 were $82.2 million, $77.4 million and $73.8 million, respectively.

Income Taxes

The financial statements do not include a tax provision, however, certain deferred tax assets and liabilities are included as part of the Transaction since they are related to the legal entities being acquired by Teva. The primary deferred tax assets and liabilities relate to inventory, property plant and equipment, intangible assets and tax loss carryforwards. Furthermore, the Business has included uncertain tax positions in other taxes payable and the deferred tax accounts, where appropriate.

Recent Accounting Pronouncements

In April 2014, the FASB issued ASU No. 2014-08 “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.” Under the new guidance, a disposal of a component of an entity or group of components of an entity that represents a strategic shift that has, or will have, a major effect on operations and financial results is a discontinued operation when any of the following occurs: (i) it meets the criteria to be classified as held for sale, (ii) it is disposed of by sale, or (iii) it is disposed of other than by sale. Also, a business that, on acquisition, meets the criteria to be classified as held for sale is reported in discontinued operations. Additionally, the new guidance requires expanded disclosures about discontinued operations, as well as disclosure of the pre-tax profit or loss attributable to a disposal of an individually significant component of an entity that does not qualify for discontinued operations presentation. The guidance is effective prospectively for all disposals (or classifications as held for sale) of components of an entity and all businesses that, on acquisition, are classified as held for sale, that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years. The adoption of this guidance did not have a material impact on the Business’ financial position or results of operations, however, future transactions may be impacted.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers: Topic 606” (“ASU 2014-09”) and the International Accounting Standards Board (“IASB”) issued International Financial Reporting Standards (“IFRS”) 15, “Revenue from Contracts with Customers.” The issuance of these documents completes the joint effort by the FASB and the IASB to improve financial reporting by creating common revenue recognition guidance for GAAP and IFRS. ASU 2014-09 affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). ASU 2014-09 will supersede the revenue recognition requirements in Topic 605, “Revenue Recognition,” and most industry-specific guidance. ASU 2014-09 also supersedes some cost guidance included in Subtopic 605-35, “Revenue Recognition — Construction-Type and Production-Type Contracts.” In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer (e.g., assets within the scope of Topic 360, “Property, Plant, and Equipment,” and intangible assets within the scope of Topic 350, “Intangibles — Goodwill and Other”) are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this ASU.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments in ASU 2014-09 are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. The Business is evaluating the impact, if any, this pronouncement will have on future financial positions and results of operations.

In January 2015, the FASB issued ASU No. 2015-01 “Income Statement — Extraordinary and Unusual Items (Subtopic 225-20)” to eliminate the concept of extraordinary items. As a result, an entity will no longer (i) segregate an extraordinary item for the results of ordinary operations; (ii) separately present an extraordinary item on its income statement, net of tax, after income from continuing operations; and (iii) disclose income taxes and earnings-per-share data applicable to an extraordinary item. However, the ASU does not affect the reporting and disclosure requirements for an event that is unusual in nature or that occurs infrequently. The guidance is for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. A reporting entity may apply the amendments prospectively. A reporting entity also may apply the amendments retrospectively to all prior periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. The effective date is the same for both public business entities and all other entities. The adoption of this guidance is not anticipated to have a material impact on the Business’ financial position or results less direct expenses.

In May 2015, the FASB issued ASU No. 2015-07, “Fair Value Measurement: Topic 820 Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or its Equivalent).” The amendments remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The amendments are effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The adoption of this guidance is not anticipated to have a material impact on the Business’ financial position or results less direct expenses.

In July 2015, the FASB issued ASU No. 2015-12 “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pensions Plans (Topic 962) and Health and Welfare Benefit Plans (Topic 965).” GAAP requires plans to disclose (i) individual investments that represent five percent or more of net assets available for benefits and (ii) the net appreciation or depreciation for investments by general type. Stakeholders said that while less costly to prepare, those disclosures do not provide decision-useful information. The amendments in this update will eliminate those requirements for both participant-directed investments and nonparticipant-directed investments. Plan investments need to be disaggregated only by general type within the statement of net assets available for benefits or within the footnotes and no longer required to provide the disclosures by investment class. The net appreciation or depreciation in investments for the period still will be required to be presented in the aggregate, but will no longer be required to be disaggregated and disclosed by general type. The guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2015. The adoption of this guidance is not anticipated to have a material impact on the Business’ financial position or results less direct expenses.

On September 25, 2015, the FASB issued Accounting Standards Update 2015-16 (ASU 2015-16), which changes the requirement to restate prior period financial statements for measurement period adjustments. The new guidance requires that measurement period adjustments be recognized in the reporting period in which the adjustment amount is determined. This includes the cumulative impact of measurement period adjustments on current and prior periods. The cumulative adjustment would be reflected within the respective financial statement line items affected. The adoption of this guidance is not anticipated to have a material impact on the Business’ financial position or results less direct expenses.

In November 2015, the FASB ASU No. 2015-17 “Income Taxes (Topic 704): Balance Sheet Classification of Deferred Taxes.” The amendments require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The amendments apply to all entities that present a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments in this update. The Business has elected to adopt this guidance prospectively in the year ended December 31, 2015 and prior balance sheets were not retrospectively adjusted.

NOTE 3 — Acquisitions and Other Agreements

During the years ended December 31, 2015, 2014 and 2013, the Business had the following material transactions:

2015 Transactions

The following are the material transactions that were entered into / completed in the year ended December 31, 2015.

Auden Mckenzie

On May 29, 2015 the Business acquired Auden Mckenzie Holdings Limited (“Auden”), a Business specializing in the development, licensing and marketing of niche generic medicines and proprietary brands in the United Kingdom (“UK”) and across Europe for approximately 323.7 million British Pounds, or $495.9 million (the “Auden Acquisition”). The assets acquired and liabilities assumed are included in the Teva Transaction. A preliminary allocation of the purchase price resulted in approximately $381.0 million of intangible assets, $123.3 million of goodwill, and $17.3 million of contingent consideration included in the Business’ Financial Statements. In the year ended December 31, 2015, the Business impaired IPR&D assets of $6.7 million due to future projected contribution of the assets.

Recognition and Measurement of Assets Acquired and Liabilities Assumed at Fair Value

The Auden Acquisition has been accounted for using the acquisition method of accounting. This method requires that assets acquired and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date. As of December 31, 2015, certain amounts relating to the valuation of tax-related matters, intangible assets and inventory have not been finalized. The following table summarizes the preliminary fair values of the tangible and identifiable intangible assets acquired and liabilities assumed at the acquisition date ($ in millions):

Amount
Cash and cash equivalents	$32.2
Inventory	49.1
IPR&D intangible assets	38.6
Intangible assets	342.4
Goodwill	123.3
Other assets and liabilities	7.2
Contingent consideration	(17.3)
Deferred tax liabilities, net	(79.6)

Net assets acquired	$495.9

IPR&D and Intangible Assets

IPR&D intangible assets represent the value assigned to acquired R&D projects that, as of the acquisition date, had not established technological feasibility and had no alternative future use. The IPR&D intangible assets are capitalized and accounted for as indefinite-lived intangible assets and will be subject to impairment testing until completion or abandonment of the projects. Upon successful completion of each project and launch of the product, the Business will make a separate determination of the estimated useful life of the IPR&D intangible asset and the related amortization will be recorded as an expense over the estimated useful life (“IPR&D Acquisition Accounting”).

The estimated fair value of the IPR&D and identifiable intangible assets was determined using the “income approach,” which is a valuation technique that provides an estimate of the fair value of an asset based on market participant expectations of the cash flows an asset would generate over its remaining useful life. Some of the more significant assumptions inherent in the development of those asset valuations include the estimated net cash flows for each year for each asset or product (including net revenues, cost of sales, R&D costs, selling and marketing costs and working capital/asset contributory asset charges), the appropriate discount rate to select in order to measure the risk inherent in each future cash flow stream, the assessment of each asset’s life cycle, the potential regulatory and commercial success risks, competitive trends impacting the asset and each cash flow stream as well as other factors (the “IPR&D and Intangible Asset Valuation Technique”).

The fair value of the IPR&D and CMP intangible assets was determined using the IPR&D and Intangible Asset Valuation Technique. The discount rate used to arrive at the present value of CMPs was 15.0% and for IPR&D intangible assets was 16.0% to reflect the internal rate of return and incremental commercial uncertainty in the cash flow projections. No assurances can be given that the underlying assumptions used to prepare the discounted cash flow analysis will not change. For these and other reasons, actual results may vary significantly from estimated results.

The acquired intangible assets represent generic products with multiple useful lives across multiple therapeutic areas.

Goodwill

Among the primary reasons the Business acquired Auden and factors that contributed to the preliminary recognition of goodwill were to expand the Business’ pipeline of generics products. Goodwill from the Auden Acquisition of $123.3 million is included as a component of assets held for sale.

Contingent Consideration

As part of the acquisition, the Business is required to pay royalties based on the sales of hydrocortisone. The Business estimated the acquisition accounting fair value of the contingent consideration to be $17.3 million using a probability weighted approach that considered the possible outcomes of the scenarios relating to the specified product.

Australia

On May 1, 2015, the Business divested its Australian generics business to Amneal Pharmaceuticals LLC for upfront consideration of $5.0 million plus future royalties, (the “Australia Transaction”). The Business impaired intangible assets of $36.1 million and miscellaneous assets and goodwill allocated to the business of $2.5 million in the year ended December 31, 2015. The impairment was recorded in the Business’ Financial Statements.

2014 Transactions

The following are the material transactions that were completed in the year ended December 31, 2014.

Forest Laboratories

On July 1, 2014, Allergan acquired Forest Laboratories, Inc. (“Legacy Forest”) for $30.9 billion including outstanding indebtedness assumed of $3.3 billion, equity consideration of $20.6 billion, which includes outstanding equity awards, and cash consideration of $7.1 billion (the “Forest Acquisition”). A portion of the acquired assets acquired relating to Legacy Forest’s international business is being divested as part of the Teva Transaction, including $621.0 million of intangible assets at the time of the acquisition.

Silom Medical Company

On April 1, 2014, the Business acquired Silom Medical Company (“Silom”), a privately held generic pharmaceutical company focused on developing and marketing therapies in Thailand, for consideration of approximately $103.0 million in cash (the “Silom Acquisition”). The Silom Acquisition expanded the Business’ position in the Thai generic pharmaceutical market, with leading positions in the ophthalmic and respiratory therapeutic categories and a strong cardiovascular franchise. As a result of the Silom Acquisition, the Business acquired intangible assets of $64.0 million and goodwill of $20.0 million. The assets acquired and liabilities assumed are included in the Teva Transaction.

Lincolnton Manufacturing Facility

During the second quarter of 2014, the Business sold its Lincolnton manufacturing facility to G&W NC Laboratories, LLC (“G&W”) for $21.5 million. In addition, the Business and G&W entered into a supply agreement, whereby G&W will supply the Business product during a specified transition period. The Business allocated the fair value of the consideration to the business sold of $25.8 million and the supply agreement, which resulted in a prepaid asset to be amortized into cost of sales over the transition period of $4.3 million. As a result of the final sales terms, the Business recorded a gain on business sold of $0.9 million during the year ended December 31, 2014.

Corona Facility

During the year ended December 31, 2014, we held for sale assets in our Corona, California manufacturing facility. As a result, the Business recognized an impairment charge of $20.0 million in the year ended December 31, 2014, which was recorded in asset sales, impairments, and contingent consideration charges, net. As of December 31, 2014, the assets held for sale relating to Corona were $36.2 million.

2013 Transactions

The following are the material transactions that were completed in the year ended December 31, 2013.

Actavis (Foshan) Pharmaceuticals Co., Ltd. Assets Held for Sale

During the year ended December 31, 2013, the Business held its Chinese subsidiary, Actavis (Foshan) Pharmaceuticals Co., Ltd., for sale, which resulted in an impairment charge of $8.4 million in the fourth quarter of 2013. On January 24, 2014, the Business completed an agreement with Zhejiang Chiral Medicine Chemicals Co., Ltd to acquire its interest in Foshan.

Western European Divestiture

During the year ended December 31, 2013, the Business held for sale its then current commercial infrastructure in France, Italy, Spain, Portugal, Belgium, Germany and the Netherlands, including products, marketing authorizations and dossier license rights. The Business believes that the divestiture allowed the Business to focus on faster growth markets including Central and Eastern Europe, and other emerging markets which we believe will enhance the Business’ long-term strategic objectives. On January 17, 2014, the Business announced its intention to enter into an agreement with Aurobindo Pharma Limited (“Aurobindo”) to sell these businesses. On April 1, 2014, the Business completed the sale of the assets in Western Europe.

In connection with the sale of the Business’ Western European assets, the Business entered into a supply agreement whereby the Business will supply product to Aurobindo over a period of five years. In the second quarter of 2014, the Business allocated the fair value of the consideration for the sale of the Western European assets of $65.0 million to each element of the agreement, including the supply of product.

As a result of the transactions, the Business recognized a loss on the net assets held for sale of $34.3 million in the year ended December 31, 2013. In addition, the Business recognized a loss on the disposal of the assets in the year ended December 31, 2014 of $20.9 million and deferred revenue of $10.1 million to be recognized over the course of the supply agreement.

Warner Chilcott Acquisition

On October 1, 2013, the Company completed the Warner Chilcott Acquisition in a stock for stock transaction for a value, including the assumption of debt, of $9.2 billion. As part of the transaction, the Company acquired an established brands business in Europe as well as manufacturing facilities including Puerto Rico and Larne, Northern Ireland, all of which are being divested as part of the Teva Transaction as well as intangible assets valued at approximately $395.0 million at the time of acquisition.

NOTE 4 — Related Party Transactions

Related party balances are as follows ($ in millions):

	December 31, 2015	December 31, 2014	December 31, 2013
Related party sales and cost of sales	$66.5	$75.6	$55.1

Allergan plc has a separate segment — Anda Distribution, which distributes generic and branded pharmaceutical products manufactured by third parties, as well as by the Company and the Business, primarily to independent pharmacies, pharmacy chains, pharmacy buying groups and physicians’ offices. Most of the inventory in the Anda Distribution operations are from third party manufacturers, however, Anda Distribution also distributes some of the Business’ products and some products of collaboration partners of the Company. The Business determined that Anda Distribution is a related party as Anda Distribution distributes certain of the Business’ products, and as such, has included the sales and cost of sales information above. Product sales and cost of sales of the Business are sold to Anda Distribution at cost. No related party receivables or payables related to the Anda Distribution relationship have been included in the Statement of Net Assets Acquired as they will not be transferred under the Teva Agreement.

Allergan plc will also have continuing involvement with Teva after the close of the transaction. As a result of the Teva Transaction, the Company will hold an approximate 10% equity stake in Teva, continue to distribute Teva products through the Anda Distribution segment, and purchase product manufactured by Teva for sale in Allergan plc’s US Brands segment as part of ongoing transitional service and contract manufacturing agreements. Transitional service agreements will be in place between Allergan and the Business to effect the transitional period of the transaction.

NOTE 5 — Inventories

Inventories consist of finished goods held for sale and distribution, raw materials and work-in-process.

Inventories consisted of the following ($ in millions):

	December 31, 2015	December 31, 2014
Raw materials	$399.4	$420.7
Work-in-process	138.2	123.0
Finished goods	712.4	660.6
Less: inventory reserves	(111.5)	(113.4)

Inventories	$1,138.5	$1,090.9

NOTE 6 — Property, plant and equipment, net

Property, plant & equipment, net consisted of the following ($ in millions):

	December 31, 2015	December 31, 2014
Machinery and equipment	$874.8	$824.1
Land, building and leasehold improvements	756.5	865.5
Other assets	448.8	415.1
Construction in process	156.7	114.1

Total property, plant and equipment	2,236.8	2,218.8

Less: accumulated depreciation and impairments	(942.9)	(907.5)

Property, plant and equipment, net	$1,293.9	$1,311.3

Depreciation expense was $146.1 million, $159.6 million and $166.9 million in the years ended December 31, 2015, 2014 and 2013, respectively.

NOTE 7 — Product Rights and Other Intangible Assets

Product Rights and Other Intangible Assets

Product rights and other intangible assets have been acquired through various business combinations and asset acquisitions. Product rights and other intangible assets consisted of the following ($ in millions):

Cost Basis	December 31, 2015	December 31, 2014
Total definite-lived intangible assets	$5,102.5	$5,140.4
Total indefinite-lived intangible assets	$149.5	$184.1

Total product rights and related intangibles	$5,252.0	$5,324.5

Accumulated Amortization	December 31, 2015	December 31, 2014
Total definite-lived intangible assets	$(2,568.7)	$(2,226.8)

Net Product Rights and Other Intangibles	$2,683.3	$3,097.7

The Business re-evaluates the carrying value of identifiable intangible and long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Business continually evaluates the appropriateness of useful lives assigned to long-lived assets, including product rights.

Amortization expense was $559.0 million, $652.1 million and $538.9 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Assuming no additions, disposals or adjustments are made to the carrying value and/or useful lives of the intangible assets, annual amortization expense on product rights and other related intangibles as of December 31, 2015 over each of the next five years is estimated to be as follows ($ in millions):

Amortization Expense
2016	$486.3
2017	$450.4
2018	$380.9
2019	$304.6
2020	$183.8

The above amortization expense is an estimate. Actual amounts may change for such estimated amounts due to fluctuations in foreign currency rates, additional intangible asset acquisitions, finalization of preliminary fair value estimates, potential impairments, accelerated amortization or other events.

NOTE 8 — Accounts Payables and Accrued Expenses

Accounts payable and accrued expenses consisted of the following ($ in millions):

	December 31, 2015	December 31, 2014
Accrued third-party rebates and indirect returns	$436.6	$397.4
Litigation-related reserves and legal fees	149.8	156.7
Accrued payroll and related benefits	149.7	179.1
Royalties payable	130.7	83.5
Other accrued expenses	317.3	253.7

Total accrued expenses	$1,184.1	$1,070.4

Accounts payable	272.1	317.3

Accounts payable and accrued expenses	$1,456.2	$1,387.7

NOTE 9 — Pension and Other Postretirement Benefit Plans

Defined Benefit Plan Obligations

The Business has numerous defined benefit plans offered to employees around the world. For these plans, retirement benefits are generally based on an employee’s years of service and compensation. Funding requirements are determined on an individual country and plan basis and are subject to local country practices and market circumstances.

The net periodic benefit cost of the defined benefit plans for the Business for the years ended December 31, 2015, 2014 and 2013 was as follows ($ in millions):

	Defined Benefit
	Year Ended December 31,
	2015	2014	2013
Service cost	$6.1	$5.1	$7.0
Interest cost	5.8	6.3	6.0
Expected return on plan assets	(5.2)	(7.2)	(6.1)
Settlement	0.1	0.5	0.2

Net periodic benefit (income) cost	$6.8	$4.7	$7.1

Benefit obligation and asset data for the defined benefit plans for the Business were as follows ($ in millions):

	Year Ended December 31,
	2015	2014
Change in Plan Assets
Fair value of plan assets at beginning of year	$112.5	$99.4
Fair value of plan assets assumed in the Forest Acquisition	—	6.7
Employer contribution	9.6	10.7
Return on plan assets	2.5	6.1
Benefits paid	(8.5)	(3.7)
Settlements	(0.4)	(2.1)
Effects of exchange rate changes and other	(3.8)	(4.6)

Fair value of plan assets at end of year	$111.9	$112.5

	Year Ended December 31,
	2015	2014
Change in Benefit Obligation
Benefit obligation at beginning of the year	$174.5	$134.7
Benefit obligation assumed in the Forest Acquisition	—	18.7
Service cost	6.1	5.1
Interest cost	5.8	6.3
Actuarial loss/(gain)	(3.9)	27.6
Curtailments	—	(3.3)
Settlements and other	(0.4)	(2.1)
Benefits paid	(8.5)	(3.7)
Effects of exchange rate changes and other	(11.8)	(8.8)

Benefit obligation at end of year	$161.8	$174.5

Funded status at end of year	$(49.9)	$(62.0)

The following table outlines the funded actuarial amounts recognized ($ in millions):

	As of December 31,
	2015	2014
Current liabilities	$(6.0)	$(6.2)
Noncurrent liabilities	(43.9)	(55.8)

	$(49.9)	$(62.0)

The underfunding of pension benefits is primarily a function of the different funding incentives that exist outside of the United States. In certain countries, there are no legal requirements or financial incentives provided to companies to pre-fund pension obligations. In these instances, benefit payments are typically paid directly by the Business as they become due.

Plan Assets

Companies are required to use a fair value hierarchy as defined in ASC Topic 820 “Fair Value Measurement,” (“ASC 820”) which maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. There are three levels of inputs used to measure fair value with Level 1 having the highest priority and Level 3 having the lowest:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs that are supported by little or no market activity. The Level 3 assets are those whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques with significant unobservable inputs, as well as instruments for which the determination of fair value requires significant judgment or estimation.

All assets were valued using level 1 and level 2 inputs, which are based on observable inputs.

Expected Contributions

Employer contributions to the pension plan during the year ending December 31, 2016 are expected to be $6.0 million for the Business.

Expected Benefit Payments

Total expected benefit payments for the Business’ pension plans are as follows ($ in millions):

2016	$6.0
2017	5.7
2018	5.8
2019	7.4
2020	6.4
Thereafter	130.5

Total liability	$161.8

Expected benefit payments are based on the same assumptions used to measure the benefit obligations and include estimated future employee service. The majority of the payments will be paid from plan assets and not Business assets.

NOTE 10 — Commitments and Contingencies

The Company, Business and its affiliates are involved in various disputes, governmental and/or regulatory inspections, inquires, investigations and proceedings, and litigation matters that arise from time to time in the ordinary course of business. The process of resolving matters through litigation or other means is inherently uncertain and it is possible that an unfavorable resolution of these matters will adversely affect the Business, its results of operations, financial condition and cash flows. The Business’ general practice is to expense legal fees as services are rendered in connection with legal matters, and to accrue for liabilities when losses are probable and reasonably estimable.

The Business evaluates, on a quarterly basis, developments in legal proceedings and other matters that could cause an increase or decrease in the amount of the liability that is accrued. As of December 31, 2015 and 2014, the Business Special Purpose Combined Statements of Net Assets Acquired includes accrued loss contingencies of approximately $120.0 million and $150.0 million, respectively.

The following legal matters of the Company involve and impact the Business:

Antitrust Litigation

Actos® Litigation. On December 31, 2013 two putative class actions, on behalf of putative classes of indirect purchaser plaintiffs, were filed in the federal court for the Southern District of New York against Actavis plc and certain of its affiliates alleging that Watson Pharmaceuticals, Inc.’s (“Watson” now known as Actavis, Inc.) 2010 patent lawsuit settlement with Takeda Pharmaceutical, Co. Ltd. related to Actos ® (pioglitazone hydrochloride and metformin “Actos ®”) is unlawful. Several additional complaints have also been filed. Plaintiffs then filed a consolidated, amended complaint on May 20, 2014. The amended complaint generally alleges an overall scheme that included Watson improperly delaying the launch of its generic version of Actos ® in exchange for substantial payments from Takeda in violation of federal and state antitrust and consumer protection laws. The complaint seeks declaratory and injunctive relief and unspecified damages. Defendants have moved to dismiss the amended complaint. On September 23, 2015, the court granted the motion to dismiss the indirect purchasers’ complaint in its entirety. In May 2015, two additional putative class action complaints, each of which makes similar allegations against the Company and Takeda, were filed by plaintiffs on behalf of a putative class of direct purchasers. Defendants have moved to dismiss the direct purchasers’ complaint.

The Company believes that it has substantial meritorious defenses to the claims alleged. However, these actions, if successful, could adversely affect the Company and could have a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

AndroGel® Litigation. On January 29, 2009, the U.S. Federal Trade Commission and the State of California filed a lawsuit in federal district court in California alleging that the September 2006 patent lawsuit settlement between Watson and Solvay Pharmaceuticals, Inc. (“Solvay”), related to AndroGel ® 1% (testosterone gel) CIII is unlawful. The complaint generally alleged that Watson improperly delayed its launch of a generic version of AndroGel ® in exchange for Solvay’s agreement to permit Watson to co-promote AndroGel ® for consideration in excess of the fair value of the services provided by Watson, in violation of federal and state antitrust and consumer protection laws. The complaint sought equitable relief and civil penalties. On February 2 and 3, 2009, three separate lawsuits alleging similar claims were filed in federal district court in California by various private plaintiffs purporting to represent certain classes of similarly situated claimants. On April 8, 2009, the Court transferred the government and private cases to the United States District Court for the Northern District of Georgia. The FTC and the private plaintiffs filed amended complaints on

May 28, 2009. The private plaintiffs amended their complaints to include allegations concerning conduct before the U.S. Patent and Trademark Office (the “USPTO”), conduct in connection with the listing of Solvay’s patent in the FDA “Orange Book,” and sham litigation. Additional actions alleging similar claims have been filed in various courts by other private plaintiffs purporting to represent certain classes of similarly situated direct or indirect purchasers of AndroGel ®. The Judicial Panel on Multidistrict Litigation (“JPML”) transferred all federal court actions then pending outside of Georgia to that district. The district court then granted the Company’s motion to dismiss all claims except the private plaintiffs’ sham litigation claims. After the dismissal was upheld by the Eleventh Circuit Court of Appeals, the FTC petitioned the United States Supreme Court to hear the case. On June 17, 2013, the Supreme Court issued a decision, holding that the settlements between brand and generic drug companies which include a payment from the brand company to the generic competitor must be evaluated under a “rule of reason” standard of review and ordered the case remanded (the “Supreme Court AndroGel Decision”). The case is now back in the district court in Georgia. On August 5, 2014 the indirect purchaser plaintiffs filed an amended complaint which the Company answered on September 15, 2014.

The Company believes it has substantial meritorious defenses and intends to defend itself vigorously. However, these actions, if successful, could adversely affect the Company and could have a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Cipro® Litigation. Beginning in July 2000, a number of suits were filed against Watson and certain Company affiliates including The Rugby Group, Inc. (“Rugby”) in various state and federal courts alleging claims under various federal and state competition and consumer protection laws. The actions generally allege that the defendants engaged in unlawful, anticompetitive conduct in connection with alleged agreements, entered into prior to Watson’s acquisition of Rugby from Sanofi Aventis (“Sanofi”), related to the development, manufacture and sale of the drug substance ciprofloxacin hydrochloride, the generic version of Bayer’s brand drug, Cipro ®. The actions generally seek declaratory judgment, damages, injunctive relief, restitution and other relief on behalf of certain purported classes of individuals and other entities. While many of these actions have been dismissed, actions remain pending in various state courts, including California, Kansas, Tennessee, and Florida. There has been activity in Tennessee and Florida since 2003. In the action pending in Kansas, plaintiffs’ motion for class certification has been fully briefed. In the action pending in the California state court, following the decision from the United States Supreme Court in the Federal Trade Commission v. Actavis matter involving AndroGel ®, described above, Plaintiffs and Bayer announced that they reached an agreement to settle the claims pending against Bayer and Bayer has now been dismissed from the action. Plaintiffs are continuing to pursue claims against the generic defendants, including Watson and Rugby. The remaining parties submitted letter briefs to the court regarding the impact of the Supreme Court AndroGel Decision and on May 7, 2015, the California Supreme Court issued a ruling, consistent with the Supreme Court AndroGel Decision discussed above, that the settlements between brand and generic drug companies which include a payment from the brand company to the generic competitor must be evaluated under a “rule of reason” standard of review.

In addition to the pending actions, the Company understands that various state and federal agencies are investigating the allegations made in these actions. Sanofi has agreed to defend and indemnify Watson and its affiliates in connection with the claims and investigations arising from the conduct and agreements allegedly undertaken by Rugby and its affiliates prior to Watson’s acquisition of Rugby, and is currently controlling the defense of these actions.

Lidoderm ® Litigation. On November 8, 2013, a putative class action was filed in the federal district court against Actavis, Inc. and certain of its affiliates alleging that Watson’s 2012 patent lawsuit settlement with Endo Pharmaceuticals, Inc. related to Lidoderm ® (lidocaine transdermal patches, “Lidoderm ®”) is unlawful. The complaint, asserted on behalf of putative classes of direct purchaser plaintiffs, generally alleges that Watson improperly delayed launching generic versions of Lidoderm ® in exchange for substantial payments from Endo in violation of federal and state antitrust and consumer protection laws. The complaint seeks declaratory and injunctive relief and damages. Additional lawsuits containing similar allegations have followed on behalf of other classes of putative direct purchasers and suits have been filed on behalf of putative classes of end-payer plaintiffs. The Company anticipates additional claims or lawsuits based on the same or similar allegations may be filed. On April 3, 2014 the JPML consolidated the cases in federal district court in California. Defendants filed motions to dismiss each of the plaintiff classes’ claims. On November 17, 2014, the court issued an order granting the motion in part but denying it with respect to the claims under Section 1 of the Sherman Act. Plaintiffs then filed an amended, consolidated complaint on December 19, 2014. Defendants have responded to the amended consolidated complaint. On March 5, 2015, a group of five retailers filed a civil antitrust complaint in their individual capacities regarding Lidoderm ® in the same court where it was consolidated with the direct and indirect purchaser class complaints. The retailer complaint recites similar facts and asserts similar legal claims for relief to those asserted in the related cases described above. The five retailers amended their complaint on July 27, 2015.

The Company believes it has substantial meritorious defenses and intends to defend itself vigorously. However, these actions, if successful, could adversely affect the Company and could have a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Loestrin® 24 Litigation. On April 5, 2013, two putative class actions were filed in the federal district court against Actavis, Inc. and certain affiliates alleging that Watson’s 2009 patent lawsuit settlement with Warner Chilcott related to Loestrin ® 24 Fe (norethindrone acetate/ethinyl estradiol tablets and ferrous fumarate tablets, “Loestrin ® 24”) is unlawful. The complaints, both asserted on behalf of putative classes of end-payors, generally allege that Watson and another generic manufacturer improperly delayed launching generic versions of Loestrin ® 24 in exchange for substantial payments from Warner Chilcott, which at the time was an unrelated company, in violation of federal and state antitrust and consumer protection laws. The complaints each seek declaratory and injunctive relief and damages. Additional complaints have been filed by different plaintiffs seeking to represent the same putative class of end-payors. In addition to the end-payor suits, two lawsuits have been filed on behalf of a class of direct payors. The Company anticipates additional claims or lawsuits based on the same or similar allegations. After a hearing on September 26, 2013, the JPML issued an order transferring all related Loestrin ® 24 cases to the federal court for the District of Rhode Island. On September 4, 2014, the court granted the defendants’ motion to dismiss the complaint. The plaintiffs appealed the district court’s decision to the First Circuit Court of Appeals and oral argument was held on December 7, 2015. On February 22, 2016 the First Circuit issued its decision vacating the decision of, and remanding the matter to, the district court.

The Company believes it has substantial meritorious defenses and intends to defend itself vigorously including in the appeal of the district court’s decision granting the Company’s motion to dismiss. However, these actions, if successful, could adversely affect the Company and could have a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

FDA Litigation

In May 2002, Company subsidiary Watson Laboratories, Inc. reached an agreement with the FDA on the terms of a consent decree with respect to its Corona, California manufacturing facility. The court approved the consent decree on May 13, 2002 (United States of America v. Watson Laboratories, Inc., et. al ., United States District Court for the Central District of California, EDCV-02-412-VAP). The consent decree applies only to the Company’s Corona, California facility and not other manufacturing sites. The decree requires that the Corona, California facility complies with the FDA’s current Good Manufacturing Practices (“cGMP”) regulations.

Pursuant to the agreement, the Company hired an independent expert to conduct inspections of the Corona facility at least once each year. In February 2014 the independent expert concluded its most recent inspection of the Corona facility. At the conclusion of the inspection, the independent expert reported its opinion to the FDA that, based on the findings of the audit of the facility, the FDA’s applicable cGMP requirements, applicable FDA regulatory guidance, and the collective knowledge, education, qualifications and experience of the expert’s auditors and reviewers, the systems at the Corona facility audited and evaluated by the expert are in compliance with the FDA’s cGMP regulations. However, the FDA is not required to accept or agree with the independent expert’s opinion. The FDA has conducted periodic inspections of the Corona facility since the entry of the consent decree, and concluded its most recent general cGMP inspection in April 2014. At the conclusion of the inspection, the FDA inspectors issued a Form 483 to the facility identifying certain observations concerning the instances where the facility failed to follow cGMP regulations. The facility recently responded to the Form 483 observations. If in the future, the FDA determines that, with respect to its Corona facility, the Company has failed to comply with the consent decree or FDA regulations, including cGMPs, or has failed to adequately address the FDA’s inspectional observations, the consent decree allows the FDA to order a variety of actions to remedy the deficiencies. These actions could include ceasing manufacturing and related operations at the Corona facility, and recalling affected products. Such actions, if taken by the FDA, could have a material adverse effect on the Company, its results of operations, financial position and cash flows.

Patent Litigation

Patent Defense Matters

Oxymorphone Extended-Release Tablets (Generic version of Opana® ER). On December 11, 2012, Endo Pharmaceuticals Inc. (“Endo”) sued Actavis, Inc. and Actavis South Atlantic LLC (“Actavis South Atlantic”) in the United States District Court for the Southern District of New York, alleging that sales of the Company’s 7.5 mg and 15 mg oxymorphone extended-release tablets, generic versions of Endo’s Opana ® ER, infringe U.S. Patent Nos. 7,851,482; 8,309,122; and 8,329,216. Thereafter, FDA approved Actavis’ 5 mg, 10 mg, 20 mg, 30 mg, and 40 mg oxymorphone extended-release tablets and Endo filed a motion for a preliminary injunction seeking to prevent Actavis from selling the new strengths. On September 12, 2013, the district court denied Endo’s motion for a preliminary injunction and Actavis immediately launched the new strengths. On March 31, 2014, the Federal Circuit reversed the district court’s denial of Endo’s motion for a preliminary injunction and remanded the matter to the district court for further consideration. On January 13, 2015, Endo dismissed its claims against Actavis concerning the ‘482 patent. Trial with respect to the ‘122 and ‘216 patents began on March 23, 2015 and concluded on April 24, 2015. On August 14, 2015, the court found the ‘122 and ‘216 patents valid and infringed and ordered Actavis to cease selling its generic product within 60 days. Actavis filed a motion to amend the judgment to remove the injunction on continuing sales or in the alternative stay the injunction pending appeal. On

October 8, 2015, the court tolled the 60 day period for Actavis to cease selling its generic product while the court considers the motion to amend the judgment. The motion is currently pending. On November 7, 2014, Endo and Mallinckrodt LLC sued Actavis and certain of its affiliates in the United States District Court for the District of Delaware, alleging that sales of the Company’s generic versions of Opana ® ER, 5mg, 7.5 mg, 10 mg, 15 mg, 20 mg, 30 mg and 40 mg, generic versions of Endo’s Opana ® ER, infringe U.S. Patent Nos. 7,808,737 and 8,871,779, which Endo licensed from Mallinckrodt and the USPTO recently issued to or Endo, respectively. The case is currently pending, and trial is scheduled to begin on February 21, 2017. On September 23, 2015, the Magistrate Judge recommended granting Actavis’ motion to dismiss the ‘737 patent for invalidity/unpatentable subject matter. On November 17, 2015 the District Court Judge upheld the Magistrate’s recommendation regarding invalidity of the ‘737 patent and dismissed that patent from the case. The Company believes it has substantial meritorious defenses to the case. However, Actavis has sold and is continuing to sell its generic versions of Opana ® ER. Therefore, an adverse final determination that one of the patents in suit is valid and infringed could have an adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Product Liability Litigation

Alendronate Litigation. Beginning in 2010, approximately 130 product liability suits on behalf of approximately 175 plaintiffs have been filed against the Company and certain of its affiliates, including Cobalt Laboratories, as well as other manufacturers and distributors of alendronate for personal injuries including AFF and ONJ allegedly arising out of the use of alendronate. The actions are pending in various state and federal courts. Several of the cases were consolidated in an MDL proceeding in federal court in New Jersey. In 2012, the MDL court granted the Company’s motion to dismiss all of the cases then pending against the Company in the New Jersey MDL. The Third Circuit affirmed the dismissal. Any new cases against the Company filed in the MDL are subject to dismissal unless plaintiffs can establish that their claims should be exempted from the 2012 dismissal order. Other cases were consolidated in an MDL in federal court in New York, where the Company filed a similar motion to dismiss. The Court granted, in part, the motion to dismiss which has resulted in the dismissal of several other cases. The Company has also been served with nine cases that are part of a consolidated litigation in the California state court. In 2012, the California court partially granted a motion filed on behalf of all generic defendants seeking dismissal. Appeals in the California cases have been exhausted and the Company has not yet been able to determine how that will affect the cases filed against it. The remaining active cases are part of a mass tort coordinated proceeding in New Jersey state court. In the New Jersey proceeding, the Court granted, in part, a motion to dismiss. The Company believes that it has substantial meritorious defenses to these cases and maintains product liability insurance against such cases. However, litigation is inherently uncertain and the Company cannot predict the outcome of this litigation. These actions, if successful, or if our indemnification arrangements or insurance do not provide sufficient coverage against such claims, could adversely affect the Company and could have a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Metoclopramide Litigation. Beginning in 2009, a number of product liability suits were filed against certain Company affiliates, including legacy Actavis and Watson companies, as well as other manufacturers and distributors of metoclopramide, for personal injuries allegedly arising out of the use of metoclopramide. Approximately 1,500 cases remain pending against Actavis, Watson and/or its affiliates in state and federal courts, representing claims by multiple plaintiffs. Discovery in these cases is in the preliminary stages as the Company is actively moving to dismiss the suits and either initiating or defending appeals on such motions. The Company believes that, with respect to the majority of the cases against the legacy Watson companies, it will be defended in and indemnified by Pliva, Inc., an affiliate of Teva, from whom the Company purchased its metoclopramide product line in late 2008. With respect to the cases pending against the legacy Actavis companies, the Company recently reached an agreement in principle to resolve the majority of the matters. The Company believes that it has substantial meritorious defenses to these cases and maintains product liability insurance against such cases. However, litigation is inherently uncertain and the Company cannot predict the outcome of this litigation. These actions, if successful, or if our indemnification arrangements or insurance do not provide sufficient coverage against such claims, could adversely affect the Company and could have a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Propoxyphene Litigation. Beginning in 2011, a number of product liability suits were filed against Watson and certain of its affiliates, as well as other manufacturers and distributors of propoxyphene, for personal injuries including adverse cardiovascular events or deaths allegedly arising out of the use of propoxyphene. Cases are pending against Watson and/or its affiliates in various state and federal courts, representing claims by approximately 1,400 plaintiffs. A number of the cases were consolidated in an MDL in federal district court in Kentucky. On June 22, 2012, the MDL court granted the generic defendants’ joint motion to dismiss the remaining MDL cases. On June 27, 2014, the Sixth Circuit affirmed the district court’s dismissal. Plaintiffs did not file a petition for a writ of certiorari with the United States Supreme Court. In addition, approximately 35 cases were filed in California state court. These cases were removed to federal district courts and, after disputes over whether the cases should be remanded to state court, the Ninth Circuit Court of Appeals determined that the removals to federal court were proper. Many of the cases in California federal courts were transferred to the U.S. District Court for the Eastern District of Kentucky and consolidated for all pretrial proceedings in front of Judge Reeves, who presided over the MDL proceedings. The Court has issued a Show Cause Order requiring plaintiffs to show cause on or before April 18, 2016 why their claims against the Generic Defendants (including Watson) should not be dismissed pursuant to the Court’s prior order in the MDL dismissing all of the claims against the Generic Defendants with prejudice. Once the remaining procedural matters are resolved, the defendants will file demurrers and motions to dismiss the remaining suits. In addition, approximately eight lawsuits have been filed in Oklahoma which plaintiffs are seeking to have remanded from federal to state court. The Company believes that it has substantial meritorious defenses to these cases and maintains product liability insurance against such cases. However, litigation is inherently uncertain and the Company cannot predict the outcome of this litigation. These actions, if successful, or if insurance does not provide sufficient coverage against such claims, could adversely affect the Company and could have a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Government Investigations, Government Litigation and Qui Tam Litigation

Actavis. On June 25, 2015, the Company received a subpoena from the U.S. Department of Justice (“DOJ”), Antitrust Division seeking information relating to the marketing and pricing of certain of the Company’s generic products and communications with competitors about such products. The Company intends to cooperate fully with the DOJ’s requests.

Patent Settlement Investigations. The Company and various of its affiliates have received letters and investigatory subpoenas from the U.S. Federal Trade Commission (“FTC”) indicating that the FTC is conducting a nonpublic investigations into certain agreements the Company have made to settle patent disputes with other brand and generic pharmaceutical companies. The Company is cooperating in responding to the investigations.

Governmental Reimbursement and Drug Pricing Investigations and Litigation. The Company has also received investigatory subpoenas from the U.S. Attorney’s Office and various state agencies requesting information and documents relating to certain categories of drug pricing including, but not limited to, Average Wholesale Price (“AWP”), Wholesale Acquisition Cost (“WAC”), Average Manufacturer Price (“AMP”) and Best Price (“BP”). The Company intends to cooperate with this subpoena.

Beginning in 1999, the Company was informed by the DOJ that it, along with numerous other pharmaceutical companies, is a defendant in a qui tam action brought in 1995 under the U.S. False Claims Act. Since that time, the Company also received and responded to notices or subpoenas from the U.S. House Committee on Energy and Commerce as well as from Attorneys General of various states, including Florida, Nevada, New York, California and Texas, relating to pharmaceutical pricing issues and whether allegedly improper actions by pharmaceutical manufacturers led to excessive payments by Medicare and/or Medicaid. Other state and federal inquiries regarding pricing and reimbursement issues are anticipated.

The Company and certain of its subsidiaries have also been named as defendants in various lawsuits filed by numerous states and qui tam relators, including Wisconsin, Kentucky, Illinois, Mississippi, Missouri, South Carolina, Utah, Kansas and Louisiana. These actions allege generally that the plaintiffs (all governmental entities) were overcharged for their share of Medicaid drug reimbursement costs as a result of reporting by manufacturers of AWP that did not correspond to actual provider costs of prescription drugs. In 2011, Watson settled certain claims made against it by a relator in a qui tam action brought against the Company on behalf of the United States. The settlement of that qui tam action resolved all claims on behalf of the United States asserted in that action except for claims relating to the federal share of Medicaid payments made by the States of Alabama, Alaska, Kentucky, Idaho, Illinois, South Carolina and Wisconsin. The Company subsequently settled all claims, including the claims on behalf of the United States, brought by Alabama. In addition, the Company has reached settlements with the states of the Louisiana, Missouri, Kansas and South Carolina. In addition, the Company has begun having discussions with the plaintiffs in the Illinois and Wisconsin actions about a possible resolution of those matters. The court in the Utah case dismissed that state’s claims against the Company. The case against Watson on behalf of Kentucky was tried in November 2011. The jury reached a verdict in Watson’s favor on each of Kentucky’s claims against Watson. An agreed form of judgment has been entered and the case now has been dismissed with prejudice. The case against Watson on behalf of Mississippi was tried from November 2012 through April 2013. On August 28, 2013, the court issued a ruling in favor of the state and awarded the state $12.4 million in compensatory damages and civil penalties, and on March 20, 2014 issued its ruling imposing an additional $17.9 million in punitive damages. Post-trial motions were filed and denied by the court. The Company is appealing both the original and punitive damage awards.

On December 28, 2015, a putative class action complaint was filed in state court in Pennsylvania on behalf of a putative class of private payers. The complaint alleges that manufacturers of generic drugs including Actavis Group and Watson Pharmaceuticals, Inc., caused plaintiffs to overpay for prescription drug products through the use of inflated AWPs. The complaint alleges violations of the Pennsylvania Unfair Trade Practices and Consumer Protection Law, negligent misrepresentation/fraud, unjust enrichment, civil conspiracy and aiding and abetting.

With regard to the remaining drug pricing actions, the Company believes that it has meritorious defenses and intends to vigorously defend itself in those actions. The Company continually monitors the status of these actions and may settle or otherwise resolve some or all of these matters on terms that the Company deems to be in its best interests. However, the Company can give no assurance that it will be able to settle the remaining actions on terms it deems reasonable, or that such settlements or adverse judgments in the remaining actions, if entered, will not exceed the amounts of the liability reserves. Additional actions by other states, cities and/or counties are anticipated. These actions and/or the actions described above, if successful, could adversely affect the Company and could have a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

DESI Drug Reimbursement Litigation. In December 2009, the Company learned that numerous pharmaceutical companies, including certain subsidiaries of the Company, were named as defendants in a qui tam action pending in federal court in Massachusetts. The tenth amended complaint, which was served on certain of the Company’s subsidiaries, alleges that the defendants falsely reported to the United States that certain pharmaceutical products, including those subject to the Food and Drug Administration’s Drug Efficacy Study Implementation (“DESI”) review program, were eligible for Medicaid reimbursement and thereby allegedly caused false claims for payment to be made through the Medicaid program. The Company’s subsidiaries named in the action together with all other named defendants filed a Joint Motion to Dismiss the Tenth Amended Complaint on December 9, 2011. On February 25, 2013, the court granted the motion to dismiss as to all defendants. The plaintiff may appeal. On September 11, 2013, a similar action was filed against certain Company subsidiaries and numerous other pharmaceutical company defendants by the State of Louisiana based on the same core set of allegations as asserted in the federal court action in Massachusetts. Defendants filed exceptions to plaintiffs’ complaint. On June 28, 2015, the State of Louisiana filed an amended complaint and defendants promptly moved to dismiss. On September 21, 2015, the court granted defendants’ motion to dismiss the amended complaint in its entirety. Additional actions alleging similar claims could be asserted. The Company believes that it has meritorious defenses to the claims and intends to vigorously defend itself against such allegations. However, these actions or similar actions, if successful, could adversely affect the Company and could have a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Medicaid Price Adjustments. The Company has notified the Centers for Medicare and Medicaid Services (“CMS”) that certain of the legacy Actavis group’s Medicaid price submissions require adjustment for the period 2007 through 2012. The Company is in the process of completing the resubmissions. Based on prevailing CMS practices the Company does not expect to incur penalties in connection with the resubmissions. With respect to periods prior to 2007, the Company has advised CMS that its records are insufficient to support a reliable recalculation of its price submissions, and has proposed not to recalculate the price submissions for such periods. Because there are insufficient records to support a reliable recalculation of its price submissions prior to 2007, at this time the amount of any potential liability related to the price submissions prior to 2007 is not estimable and the Company has not concluded that any liability for periods prior to 2007 is probable. The Company believes it has substantial meritorious positions and defenses with respect to these pricing resubmission matters. However, if CMS were to successfully pursue claims against the Company for the periods in question, such claims could adversely affect the Company and could have a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Paroxetine Investigation. On April 19, 2013, the UK Office of Fair Trading (which closed in April, 2014 in connection with a government restructuring and transferred responsibility for this matter to the U.K. Competition and Markets Authority) issued a Statement of Objections against GlaxoSmithKline (“GSK”) and various generic drug companies, including Actavis UK Limited, formerly known as Alpharma Limited, now a subsidiary of the Company, alleging that GSK’s settlements with such generic drug companies improperly delayed generic entry of paroxetine, in violation of the United Kingdom’s competition laws. The Company has responded to the Statement of Objections, however, on February 12, 2016 the UK Competition and Markets Authority imposed a fine on the Company. The Company believes it has substantial meritorious defenses to the allegations. However, an adverse determination in the matter could have an adverse effect on the Company’s business, results of operations, financial condition and cash flows.

Romanian Investigation. In July 2015, the Company received a subpoena as part of a nationwide investigation of the pharmaceutical industry conducted by the Romanian government. The purpose of the investigation is to gather documents and information, and to examine sponsorship arrangements concluded with certain oncologists and hematologists during the period from January 2012 through June 2015. The Company is fully cooperating with the investigation. This government investigation could adversely affect the Company and could have a material adverse effect on the Company’s business, results of operations, financial condition and cash flows.

The Company and its affiliates are involved in various other disputes, governmental and/or regulatory inspections, inquires, investigations and proceedings that could result in litigation, and other litigation matters that arise from time to time. The process of resolving matters through litigation or other means is inherently uncertain and it is possible that an unfavorable resolution of these matters will adversely affect the Company, its results of operations, financial condition and cash flows.

NOTE 10 — Subsequent Events

The Company has evaluated transactions that occurred as of the issuance of these financial statements, February 29, 2016, for purposes of disclosures of unrecognized subsequent events.

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statements on Forms F-3 (No. 333-208238, No. 333–201984, No. 333–131387) and on Forms S-8 (No. 333-206753, No. 333-168331) of Teva Pharmaceutical Industries Limited of our report dated February 29, 2016 relating to the special purpose combined financial statements of the Global Generics Business and Certain Other Assets of Allergan plc, which appears in this Report on Form 6-K of Teva Pharmaceutical Industries Limited.

/s/ PricewaterhouseCoopers LLP

Florham Park, New Jersey

July 13, 2016

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The unaudited pro forma condensed combined statements of operations (“pro forma statements of operations”) for the three months ended March 31, 2016 and for the year ended December 31, 2015 have been prepared by Teva Pharmaceutical Industries Limited (“Teva”) and give effect to the acquisition of the global generics business and certain other assets of Allergan plc (“Actavis Generics”) (including expected divestitures and financing that will occur upon consummation of the acquisition of Actavis Generics) as if the transaction had occurred on January 1, 2015.

The unaudited pro forma condensed combined balance sheet (“pro forma balance sheet”) as of March 31, 2016 combines the historical consolidated balance sheets of Teva and Actavis Generics (including expected divestitures and financing that will occur upon consummation of the acquisition of Actavis Generics) as if the transactions had occurred on March 31, 2016.

In the preparation of the unaudited pro forma financial information, Teva has received limited information from Allergan. Full access to all relevant information of Actavis Generics will only be available to Teva upon closing of the acquisition due to regulatory restrictions.

The historical consolidated financial information has been adjusted to give effect to pro forma events that are: (i) directly attributable to the aforementioned transactions, (ii) factually supportable, and (iii) with respect to the unaudited pro forma statements of operations, expected to have a continuing impact on the combined results.

The unaudited pro forma condensed combined financial statements (“pro forma financial statements”) should be read in conjunction with the accompanying notes to the unaudited pro forma financial statements. In addition, the unaudited pro forma financial statements were based on and should be read in conjunction with the:

•	Unaudited condensed consolidated financial statements of Teva as of and for the three months ended March 31, 2016 and the related notes, included in Teva’s Report of Foreign Private Issuer on Form 6-K, as filed with the SEC on May 9, 2016;

•	Audited consolidated financial statements of Teva as of and for the year ended December 31, 2015 and the related notes, included in Teva’s Annual Report on Form 20-F for the year ended December 31, 2015, as filed with the SEC on February 11, 2016;

•	Unaudited abbreviated special purpose combined statements of net assets acquired and revenues and direct expenses (“abbreviated special purpose combined financial statements”) of Actavis Generics as of and for the three months ended March 31, 2016, as filed with the SEC on Form 6-K on July 13, 2016; and

•	Audited abbreviated special purpose combined financial statements of Actavis Generics as of and for the year ended December 31, 2015, as filed with the SEC on Form 6-K on July 13, 2016.

The unaudited pro forma financial statements are for informational purposes only. They do not purport to indicate the actual results that would have been attained had the acquisition of Actavis Generics been completed on the assumed dates or for the periods presented. In addition, the unaudited pro forma financial statements do not purport to project the future financial position or operating results of Teva following the acquisition of Actavis Generics.

The unaudited pro forma financial statements have been prepared assuming the application of the purchase method of accounting under U.S. GAAP, with Teva being the accounting acquirer.

To produce the unaudited pro forma financial statements, Teva allocated the estimated purchase price for the acquisition of Actavis Generics using its best estimates of fair value. To the extent there are changes to the business of Actavis Generics or we obtain additional or more complete information related to the underlying assets and liabilities acquired, the assumptions and estimates herein could change significantly. The allocation of the purchase price is dependent upon certain valuations and other studies that are not yet finalized. Accordingly, the pro forma acquisition adjustments are preliminary, and subject to further adjustments, as additional information becomes available, and as additional analyses are performed. There can be no assurance that the final valuation will not result in material changes to the unaudited pro forma financial statements.

In addition, the unaudited pro forma financial statements do not reflect any cost savings (or the associated costs to achieve such savings), operating synergies or revenue enhancements that the combined company may achieve following the acquisition of Actavis Generics.

Furthermore, Teva could have additional expenses as a result of post-closing restructuring activities. The unaudited pro forma financial statements do not reflect such potential expenses, which could be significant.

Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2016

(U.S. $ in millions)

	Historical	Special purpose, as adjusted*	Pro forma adjustments						Teva/Actavis Generics pro
	Teva	Actavis Generics	PPA and other adjustments	Note	Divestitures	Note	Financing adjustments	Note	forma combined
	I	II	III		IV		V		I+II+III+IV+V
ASSETS
Current assets:
Cash and cash equivalents	$5,964	$—	$(46)	4c	$—		$27,667	6a	$—
			(33,550)	3,4a	—		(35)	6c
Accounts receivable	5,188	3,108	—		(59)	4i	—		8,237
Inventories	3,963	1,191	800	4d	(65)	4i	—		5,889
Deferred income taxes	805	—	—		—		—		805
Other current assets	1,074	311	—		3,087	4i,4j	—		4,472

Total current assets	16,994	4,610	(32,796)		2,963		27,632		19,403
Other non-current assets	2,661	274	—		(4)	4i	—		2,931
Property, plant and equipment, net	6,632	1,292	—	4e	(37)	4i	—		7,887
Identifiable intangible assets, net	8,566	2,580	20,016	4f	(33)	4j	—		28,549
			(2,580)	4f	—		—
Goodwill	20,273	3,707	21,042	4g	(2,140)	4i,4j	—		39,175
			(3,707)	4g	—		—

Total assets	$55,126	$12,463	$1,975		$749		$27,632		$97,945

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	$1,581	$—	$—		$—		$22,882	6b,6c,6d	$24,463
Sales reserves and allowances	6,443	1,541	—		—		—		7,984
Accounts payable and accruals	3,528	872	(11)	4c	—		—		4,389
Other current liabilities	1,353	100	260	4h	261	4i,4j	—		1,974

Total current liabilities	12,905	2,513	249		261		22,882		38,810
Long-term liabilities:							—
Deferred income taxes	1,698	311	6,497	4h	—		—		8,506
Other taxes and long-term liabilities	1,313	150	—		(34)	4i	—		1,429
Senior notes and loans	8,619	—	—		—		4,750	6b,6e	13,369

Total long-term liabilities	11,630	461	6,497		(34)		4,750		23,304

Total liabilities	24,535	2,974	6,746		227		27,632		62,114
Equity:
Shareholders’ equity:
Preferred shares	3,620	—	—		—		—		3,620
Ordinary shares	52	—	3	3,4a	—		—		55
Additional paid-in capital	18,096	—	4,750	3,4a	—		—		22,846
Retained earnings	15,110	—	(35)	4c	522	4j	—		15,597
Accumulated other comprehensive loss	(2,236)	—	—		—		—		(2,236)
Treasury shares	(4,207)	—	—		—		—		(4,207)

	30,435	—	4,718		522		—		35,675
Non-controlling interests	156	—	—		—		—		156

Total equity	30,591	—	4,718		522		—		35,831

Total liabilities and equity	$55,126	$2,974	$11,464		$749		$27,632		$97,945

Net assets acquired		$9,489	$(9,489)	4b

*	For reconciliation to the abbreviated special purpose combined financial statements, refer to note 2.

2

Unaudited Pro Forma Condensed Combined Statements of Operations

For the Three Months Ended March 31, 2016

(U.S. $ in millions, except share and per share amounts)

		Historical	Special purpose, as	Pro forma adjustments						Teva/Actavis
		Teva	Actavis Generics	PPA and other adjustments	Note	Divestitures	Note	Financing adjustments	Note	Generics pro forma combined
		I	II	III		IV		V		I+II+III+IV+V
Net revenues		$4,810	$1,289	$(6)	5c	$(290)	5d	$—		$5,803
Cost of sales		2,019	821	303	5a,5b,5c	(114)	5d	—		3,029

Gross profit		2,791	468	(309)		(176)		—		2,774
Research and development expenses		389	114	—		(2)	5d	—		501
Selling and marketing expenses		839	115	—		(8)	5d	—		946
General and administrative expenses		304	141	—		(3)	5d	—		442
Impairments, restructuring and others		119	10	(13)	5f	—		(6)	6c	110
Legal settlements and loss contingencies		(25)	—	—		—		—		(25)

Operating income		1,165	88	(296)		(163)		6		800
Financial expenses — net		298	—	—		—		118	6f	416

Income before income taxes		867	88	(296)		(163)		(112)		384
Income taxes		228	—	(72)	5g	(50)	5d	(22)	6i	84
Share in losses of associated companies — net		6	—	—		—		—		6

Net income		633	88	(224)		(113)		(90)		294
Net loss attributable to non-controlling interests		(3)	—	—		—		—		(3)

Net income attributable to Teva		636	88	(224)		(113)		(90)		297

Dividends on preferred shares		66	—	—		—		—		66

Net income attributable to ordinary shareholders		$570	$88	$(224)		$(113)		$(90)		$231

Earnings per share attributable to ordinary shareholders:	Basic	$0.62								$0.23

	Diluted	$0.62								$0.23

Weighted average number of shares (in millions):	Basic	913		100	5h					1,013

	Diluted	920		100	5h					1,020

*	For reconciliation to the abbreviated special purpose combined financial statements, refer to note 2.

3

Unaudited Pro Forma Condensed Combined Statements of Operations

For the Year Ended December 31, 2015

(U.S. $ in millions, except share and per share amounts)

		Historical	Special purpose, as adjusted*	Pro forma adjustments						Teva/Actavis
		Teva	Actavis Generics	PPA and other adjustments	Note	Divestitures	Note	Financing adjustments	Note	Generics pro forma combined
		I	II	III		IV		V		I+II+III+IV+V
Net revenues		$19,652	$6,184	$(23)	5c	$(1,105)	5d	$—		$24,708
Cost of sales		8,296	3,595	1,097	5a,5b,5c	(428)	5d	—		12,560

Gross profit		11,356	2,589	(1,120)		(677)		—		12,148
Research and development expenses		1,525	427	—		(6)	5d	—		1,946
Selling and marketing expenses		3,478	537	—		(30)	5d	—		3,985
General and administrative expenses		1,239	655	(97)	5e	(10)	5d	—		1,787
Impairments, restructuring and others		1,131	153	(53)	5f	—		(19)	6c	1,212
Legal settlements and loss contingencies		631	—	—		—		—		631

Operating income		3,352	817	(970)		(631)		19		2,587
Financial expenses — net		1,000	—	—		—		389	6f	1,389

Income before income taxes		2,352	817	(970)		(631)		(370)		1,198
Income taxes		634	—	(68)	5g	(198)	5d	(74)	6i	294
Share in losses of associated companies — net		121	—	—		—		—		121

Net income		1,597	817	(902)		(433)		(296)		783
Net income attributable to non-controlling interests		9	—	—		—		—		9

Net income attributable to Teva		1,588	817	(902)		(433)		(296)		774

Dividends on preferred shares		15	—	—		—		—		15

Net income attributable to ordinary shareholders		$1,573	$817	$(902)		$(433)		$(296)		$759

Earnings per share attributable to ordinary shareholders:	Basic	$1.84								$0.79

	Diluted	$1.82								$0.79

Weighted average number of shares (in millions):	Basic	855		100	5h					955

	Diluted	864		100	5h					964

*	For reconciliation to the abbreviated special purpose combined financial statements, refer to note 2.

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Notes to Unaudited Pro Forma Financial Statements

1.	General

On July 26, 2015, Teva entered into a definitive agreement (the “Master Purchase Agreement”) with Allergan plc (“Allergan”) to acquire Actavis Generics. Following an amendment to the Master Purchase Agreement dated July 11, 2016, Teva will pay total consideration of $33.5 billion in cash and approximately 100 million Teva ordinary shares to be issued to Allergan at the closing of the acquisition. Closing of the acquisition is subject to certain conditions, including U.S. antitrust approval. Subject to satisfaction of the closing conditions, Teva expects the acquisition to close shortly, based upon its current estimate of the timing to obtain clearance from the U.S. Federal Trade Commission.

On March 3, 2016, Teva completed the acquisition of Representaciones e Investigaciones Médicas, S.A. de C.V. (“Rimsa”), a leading pharmaceutical manufacturing and distribution company in Mexico, along with a portfolio of products and companies, intellectual property, assets and pharmaceutical patents in Latin America and Europe, for an amount of $2.3 billion, in a cash free, debt free set of transactions. Teva financed the transaction using cash on hand. Accordingly, the acquired assets and liabilities and the preliminary purchase price allocation are already reflected in the unaudited pro forma balance sheet at March 31, 2016. Amounts related to the unaudited pro forma statements of operations were recorded from the date of the transaction. Amounts for the period prior to the acquisition were not material and are not presented in the accompanying unaudited pro forma statements of operations.

On April 1, 2016, Teva and Takeda Pharmaceutieal Company Limited (“Takeda”) established Teva Takeda Yakuhin Ltd., a new business venture in Japan. The business venture combines Teva’s Japanese generics business along with Takeda’s portfolio of non-exclusive products. Teva assigned 49% in the business venture to Takeda in consideration for the contribution of its off-patented products business in Japan. The business venture will be consolidated in Teva’s financial statements commencing April 1, 2016, and is expected to increase Teva’s sales in the Japanese market. Takeda’s interest in the business venture will be accounted for under “net income (loss) attributable to non-controlling interests.” Amounts related to the unaudited pro forma balance sheet and statements of operations were not material and are not presented in the accompanying unaudited pro forma balance sheet and statements of operations.

On May 5, 2015, Teva acquired Auspex Pharmaceuticals, Inc. (“Auspex”), an innovative biopharmaceutical company specializing in applying deuterium chemistry to known molecules to create novel therapies with improved safety and efficacy profiles, for net cash consideration of $3.3 billion. Accordingly, the acquired assets and liabilities are already reflected in the unaudited pro forma balance sheet. Amounts related to the unaudited pro forma statement of operations were recorded from the date of the transaction. Amounts for the period prior to the acquisition were not material and are not presented in the unaudited pro forma statements of operations.

During the third quarter of 2015, Teva acquired stakes in Gecko Health Innovations, Inc., Immuneering Corporation and Microchips Biotech, Inc. for an aggregate of approximately $102 million and certain contingent payments. Accordingly, acquired assets and liabilities are already reflected in the unaudited pro forma balance sheet. Amounts related to the unaudited pro forma statements of operations were recorded from the date of the transaction. Amounts for periods prior to the acquisitions were not material and are not presented in the unaudited pro forma statements of operations.

For purposes of the unaudited pro forma statements of operations, the acquisitions by Actavis Generics of Auden Mckenzie Holdings Limited and the sale of its Australian business during 2015, were recorded in the unaudited pro forma statements of operations from the date of the transaction. Amounts for the periods prior to such transactions were not material.

The cumulative impact of the above transactions by Actavis Generics and Teva, which are not presented in the unaudited pro forma financial statements, is considered to be immaterial.

For purposes of preparing the unaudited pro forma balance sheet as of March 31, 2016, Teva has presented the following information:

•	The Teva unaudited consolidated balance sheet as of March 31, 2016;

•	The Actavis Generics unaudited abbreviated special purpose as adjusted combined statement of net assets as of March 31, 2016. For reconciliation to the abbreviated special purpose combined financial statements, refer to note 2; and

•	Pro forma adjustments to reflect the acquisition of Actavis Generics as if it had occurred on March 31, 2016, including:

•	Purchase price allocations (“PPA”) and other adjustments;

•	Impact of divestitures following regulatory requirements; and

•	Financing-related adjustments.

For purposes of preparing the unaudited pro forma statements of operations for the three months ended March 31, 2016 and the year ended December 31, 2015, Teva has presented the following information:

•	The Teva unaudited consolidated statement of income for the three months ended March 31, 2016 and the audited consolidated statement of income for the year ended December 31, 2015;

•	The Actavis Generics unaudited abbreviated special purpose as adjusted combined statement of revenues and direct expenses for the three months ended March 31, 2016, and the audited abbreviated special purpose as adjusted combined statement of revenues and direct expenses for the year ended December 31, 2015. For reconciliation to the abbreviated special purpose combined financial statements, refer to note 2; and

•	Pro forma adjustments to reflect the acquisition of Actavis Generics as if it had occurred on January 1, 2015, including:

•	PPA and other adjustments;

•	Impact of divestitures following regulatory requirements; and

•	Financing-related adjustments.

Since the unaudited pro forma financial statements have been prepared based on preliminary estimates with the assistance of a third-party appraiser and limited access to Allergan’s detailed data, such estimates and assumptions applied are subject to change pending further review of the assets acquired and liabilities assumed, the final purchase price and our assessment of fair value. Differences from the preliminary estimates could exist and could be material.

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2.	Basis of Presentation

As of the date hereof, Teva has not completed the detailed valuation analyses necessary to determine the estimated fair market value of Actavis Generics’ assets to be acquired and liabilities to be assumed. As indicated in the notes to the unaudited pro forma financial statements, Teva has made certain adjustments to the historical book values of the assets and liabilities of Actavis Generics primarily to reflect preliminary estimates of the fair value of intangible assets acquired with the residual excess of the purchase price over the historical net assets of Actavis Generics recorded as goodwill. Actual results may differ from those reflected in the unaudited pro forma financial statements. Differences could arise after Teva has determined the final purchase price for Actavis Generics and has completed the valuation analyses necessary to finalize fair value estimates and identified any necessary conforming accounting changes or other acquisition-related adjustments for Actavis Generics. There can be no assurance that such finalization will not result in material changes from the unaudited pro forma financial statements and affect Teva’s future results of operations and financial condition.

The unaudited pro forma financial statements were prepared assuming the application of the purchase method of accounting in accordance with Financial Accounting Standards Board’s Accounting Standards Codification, or ASC, Topic 805, Business Combinations, use of the fair value concepts defined in ASC Topic 820, Fair Value Measurement, and were based on the historical financial statements of Teva and the abbreviated special purpose combined financial statements of Actavis Generics.

The abbreviated special purpose combined financial statements of Actavis Generics include statements of net assets acquired and statements of revenues and direct expenses based upon relief from Regulation S-X Rule 3-05, Significant Acquisition Carve-out Financial Statement Reporting Requirements, obtained by Teva from the Securities and Exchange Commission. The net assets acquired include legal entities and assets and liabilities identified in accordance with the Master Purchase Agreement. These abbreviated special purpose combined financial statements include revenues generated by Actavis Generics, less expenses directly attributable to Actavis Generics, and allocations of direct operating costs incurred by Allergan relating to Actavis Generics. A provision for income taxes has not been presented in these abbreviated special purpose combined financial statements as Actavis Generics has not operated as a standalone unit and no allocation of Allergan’s income tax provision or benefit has historically been made to Actavis Generics per above. While the allocation of the provision for income taxes was impracticable, Teva will be acquiring or assuming certain income tax assets and liabilities which have been reflected in these financial statements. There was no direct interest expense incurred by or allocated to Actavis Generics as no third-party debt will be transferred as part of the acquisition. Therefore, no interest expense has been reflected in these abbreviated special purpose combined financial statements.

Acquisition-related transaction costs, such as investment banking, advisory, legal, valuations, and other professional fees, are not included as a component of consideration transferred but are expensed as incurred. These costs are not presented in the unaudited pro forma statement of operations because they will not have a continuing impact on the consolidated results of Teva.

In connection with the acquisition of Actavis Generics, total transaction costs expected to be incurred by Teva are estimated to be approximately $101 million (excluding costs payable related to the financing), of which $55 million were paid as of March 31, 2016.

The estimated acquisition-related transaction costs are reflected in the unaudited pro forma balance sheet as of March 31, 2016 as a reduction to cash and cash equivalents with a corresponding decrease to retained earnings and accounts payable. No tax effect was recorded for these costs as their deductibility has not been assessed yet and is not expected to be material.

Teva and Actavis Generics’ financial information is prepared in accordance with U.S. GAAP, with all amounts stated in U.S. dollars.

Certain comparative figures included in the abbreviated special purpose combined financial statements of Actavis Generics have been rounded to conform to the unaudited pro forma financial statements presentation.

6

Accounting policies and reclassifications

Following the acquisition, Teva will conduct a review of the accounting policies of Actavis Generics in an effort to determine if differences in accounting policies require restatement or reclassification of results of operations or reclassification of assets or liabilities to conform to Teva’s accounting policies and classifications. As a result of that review, Teva may identify differences between the accounting policies of Teva and Actavis Generics that, when conformed, could have a material impact on the unaudited pro forma financial statements. During the preparation of the unaudited pro forma financial statements, Teva was not aware of any material differences between accounting policies of Teva and Actavis Generics, except for certain reclassifications necessary to conform to Teva’s financial statements presentation, and accordingly, the unaudited pro forma financial statements do not assume any material differences in accounting policies between Teva and Actavis Generics. The abbreviated special purpose combined financial statement column in these unaudited pro forma financial statements includes the following reclassifications:

a.	Reclassifications made to the Actavis Generics unaudited abbreviated special purpose combined statement of net assets as of March 31, 2016 to conform to the Teva presentation:

	Special purpose	Reclassifications	Special purpose, as adjusted
(U.S. $ in millions)
	I	II	III=I+II
ASSETS
Current assets:
Accounts receivable	$2,014	$1,094	$3,108
Inventories	1,191	—	1,191
Other current assets	311	—	311

Total current assets	3,516	1,094	4,610
Other non-current assets	32	242	274
Non-current deferred tax assets	242	(242)	—
Property, plant and equipment, net	1,292	—	1,292
Identifiable intangible assets, net	2,580	—	2,580
Goodwill	3,707	—	3,707

Total assets	$11,369	$1,094	$12,463

LIABILITIES AND EQUITY
Current liabilities:
Sales reserves and allowances	$—	$1,541	$1,541
Accounts payable and accruals	1,319	(447)	872
Income tax payables	77	(77)	—
Other current liabilities	23	77	100

Total current liabilities	1,419	1,094	2,513
Long-term liabilities:
Deferred income taxes	311	—	311
Other tax payables	61	(61)	—
Long-term liabilities	89	(89)	—
Other taxes and long term liabilities	—	150	150

Total long term liabilities	461	—	461

Total liabilities	$1,880	$1,094	$2,974

Net assets acquired	$9,489	$—	$9,489

•	A reclassification of accrued sales allowances of $1,094 million and $447 million from accounts receivable and accounts payable and accruals, respectively, to sales reserves and allowances;

•	A reclassification of $242 million from non-current deferred tax assets to other non-current assets;

•	A reclassification of $89 million from long term liabilities to other taxes and long term liabilities;

•	A reclassification of $61 million from other tax payables to other taxes and long term liabilities; and

•	A reclassification of $77 million from income tax payables, to other current liabilities.

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b.	Reclassifications made to the Actavis Generics unaudited abbreviated special purpose combined statement of revenues and direct expenses for the three months ended March 31, 2016 to conform to the Teva presentation:

(U.S. $ in millions)	Special purpose	Reclassifications	Special purpose, as adjusted

	I	II	III=I+II
Net revenues	$1,289	$—	$1,289
Cost of sales	710	111	821

Gross profit	579	(111)	468
Research and development expenses	114	—	114
Selling and marketing expenses	115	—	115
General and administrative expenses	141	—	141
Amortization	122	(122)	—
Impairments, restructuring and others	—	10	10
Other expense (income)	(1)	1	—

Revenues less direct expenses	$88	$—	$88

•	A reclassification of $122 million from amortization to cost of sales;

•	A reclassification of restructuring costs of $11 million from cost of sales to impairments, restructuring and others; and

•	A reclassification of $1 million from other income to impairments, restructuring and others.

c.	Reclassifications made to the Actavis Generics audited abbreviated special purpose combined statement of revenues and direct expenses for the year ended December 31, 2015 to conform to the Teva presentation:

(U.S. $ in millions)	Special purpose	Reclassifications	Special purpose, as adjusted

	I	II	III=I+II
Net revenues	$6,184	$—	$6,184
Cost of sales	3,048	547	3,595

Gross profit	3,136	(547)	2,589
Research and development expenses	432	(5)	427
Selling and marketing expenses	561	(24)	537
General and administrative expenses	696	(41)	655
Amortization	559	(559)	—
Asset sales, impairments and contingent consideration charges, net	62	(62)	—
Impairments, restructuring and others	—	153	153
Other expense (income)	9	(9)	—

Revenues less direct expenses	$817	$—	$817

•	A reclassification of $559 million from amortization to cost of sales;

•	A reclassification of restructuring costs of $12 million, $41 million, $24 million and $5 million from cost of sales, general and administrative expenses, selling and marketing expenses and research and development expenses, respectively, to impairments, restructuring and others;

•	A reclassification of $62 million from asset sales, impairments and contingent consideration charges, net to impairments, restructuring and others; and

•	A reclassification of $9 million from other expense (income) to impairments, restructuring and others.

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3.	Actavis Generics Purchase Price

Upon consummation of the acquisition of Actavis Generics, Allergan will receive total consideration of $38.3 billion, consisting of $33.5 billion in cash and approximately 100 million Teva ordinary shares as follows:

(U.S. $ in millions, except per share amount)
Total cash consideration	$33,550
Price of Teva ordinary share at July 6, 2016	50.31
Lack of marketability discount rate	5.8%
Number of Teva ordinary shares to be issued to Allergan (in millions)	100.3

Total consideration from Teva ordinary shares to be issued to Allergan	4,753

Fair value of total consideration transferred	$38,303

The final cash consideration payable is subject to certain working capital adjustments. As the working capital at closing is not yet determinable, no effect for this adjustment is included in the unaudited pro forma financial statements.

Upon consummation of the acquisition, unvested equity awards of Actavis Generics will be replaced with substitute equity awards of Teva. The annual impact of the fair value of these awards was considered to be immaterial and therefore is not included in the unaudited pro forma financial statements.

The fair value of Teva ordinary shares issued to Allergan will be measured on the closing date of the acquisition at the then-current market price, adjusted to reflect lack of marketability, which is currently estimated by Teva at a rate of 5.8%. The lack of marketability originates from restrictions imposed on shares held by Allergan, mainly lack of registration rights prior to one year after the closing date of the acquisition. In addition, Allergan will be prohibited from transfers of the Teva shares during a 12-month lockup period or to certain competitors of Teva and activist investors, as well as to customary standstill limitations. Allergan agreed to vote its Teva shares, subject to certain exceptions relating to significant corporate transactions, in accordance with the recommendation of Teva’s board of directors and in favor of persons nominated and recommended to serve as directors by Teva’s board of directors. Refer also to note 4a below for a sensitivity analysis.

4.	Actavis Generics Unaudited Pro Forma Balance Sheet Adjustments

The following summarizes the pro forma adjustments in the accompanying unaudited pro forma balance sheet in connection with the acquisition of Actavis Generics to give effect to the acquisition as if it had occurred on March 31, 2016 for purposes of the unaudited pro forma balance sheet.

Assuming an acquisition date of March 31, 2016, the following is a preliminary estimate of the assets to be acquired and the liabilities to be assumed by Teva in connection with the acquisition of Actavis Generics, reconciled to the estimated purchase price:

(U.S. $ in millions)
Purchase consideration	Note	Amount
Fair value of total consideration transferred	4a	$38,303
Recognized amounts of identifiable assets acquired and liabilities assumed
Book value of net assets	4b	9,489
Elimination of Actavis Generics historical intangibles	4f	(2,580)
Elimination of Actavis Generics historical deferred tax on intangibles	4f	359
Elimination of Actavis Generics historical goodwill	4g	(3,707)

Net assets to be acquired		3,561
Preliminary estimate of fair value adjustments of net assets acquired
Inventories step-up	4d	800
Intangible assets, net	4f	20,016
Deferred income tax liability	4h	(7,116)

	4g	21,042
Assets held for sale due to divestitures	4i,4j	(2,140)

Goodwill	4g	$18,902

a.	As a result of the acquisition Teva will pay total consideration of $38.3 billion (calculated using the assumed share price and lack of marketability discount rate noted in note 3 above).

The table below depicts a sensitivity analysis of the estimated purchase consideration and goodwill, assuming a $5 and $10 increase or decrease of the closing price of Teva ordinary shares.

9

(in U.S. $, except number of shares issued)
Price of Teva ordinary share	Number of shares issued	Calculated value of share consideration *	Cash consideration	Total purchase price	Total goodwill
	in millions
$60.31	100.3	$5,698	33,550	$39,248	$19,847
55.31	100.3	5,226	33,550	38,776	19,375
50.31	100.3	4,753	33,550	38,303	18,902
45.31	100.3	4,281	33,550	37,831	18,430
$40.31	100.3	$3,808	33,550	$37,358	$17,957

*	After loss of marketability discount rate of 5.8% as noted above.

b.	Reflects the acquisition of net assets of Actavis Generics having a historical book value of $9.5 billion as of March 31, 2016.

c.	Reflects an estimated remaining payment of $46 million of acquisition-related transaction costs, of which $35 million remain to be incurred by Teva. These fees are recorded against retained earnings solely for the purposes of this presentation. There is no continuing impact of these transaction costs on the combined operating results and, as such, these costs are excluded from the unaudited pro forma statement of operations. Refer to note 5f.

d.	Reflects a preliminary fair value adjustment of $800 million, which has been assigned to inventories to be acquired. The pro forma fair value adjustment is based on Actavis Generics’ inventories as of March 31, 2016, adjusted as follows, based on third-party appraiser estimates, using the following methods:

i.	Finished goods at estimated selling prices less the sum of selling costs and a reasonable profit margin for the selling effort of a market participant;

ii.	Work in process at estimated selling prices of finished goods less the sum of costs to complete, selling costs, and a reasonable profit margin for the completing and selling effort of a market participant based on profit for similar finished goods; and

iii.	Raw materials at current replacement costs.

Teva’s assumptions as to the fair value adjustment of Actavis Generics’ inventories may change as it conducts, with full access to Allergan’s detailed data and the assistance of a third-party appraiser, a valuation of Actavis Generics’ inventories following the completion of the acquisition. There can be no assurance that these changes will not be material.

Teva will reflect the fair value adjustment of Actavis Generics’ inventories in its statement of operations as the acquired inventory is sold, which for purposes of the unaudited pro forma financial statements is assumed to occur within the first year after closing.

e.	Teva has assumed that the net book value of Actavis Generics’ historical property, plant and equipment (“PP&E”) approximates fair value of these assets for purposes of these unaudited pro forma financial statements. Teva’s assumptions as to the fair value adjustment of Actavis Generics’ PP&E may change as it conducts, with access to Allergan’s detailed data and the assistance of a third-party appraiser, a valuation of Actavis Generics’ PP&E following the completion of the acquisition. There can be no assurance that these changes will not be material.

Based on estimated useful lives averaging approximately 40 years for buildings, for each $40 million change in the total fair value adjustment there could be an annual change in depreciation expense of approximately $1 million.

Based on estimated useful lives averaging approximately between 15 and 20 years for machinery and equipment, for each $20 million change in the total fair value adjustment there could be an annual change in depreciation expense of approximately between $1 and $1.3 million.

f.	Reflects the elimination of the historical book value of Actavis Generics’ identifiable intangible assets of $2.6 billion as well as the corresponding deferred tax liabilities of $359 million, and the recognition of the estimated fair value adjustment for identifiable intangible assets of $20.0 billion which is preliminary and will be finally determined, with access to Allergan’s detailed data and the assistance of a third-party appraiser, based on the assumptions that market participants would use in pricing an asset. An adjustment has been made to intangible assets acquired, primarily consisting of product rights and in-process research and development (“IPR&D”). Amortization related to the fair value of the finite-lived intangible assets has been reflected as pro forma adjustments to the unaudited pro forma statements of operations.

Teva’s assumptions as to the fair value of Actavis Generics’ identifiable intangible assets and the estimated amortization periods are based on publicly available information as well as limited information provided by Allergan’s management (including Actavis Generics’ abbreviated special purpose combined financial statements, information on Actavis Generics’ patents, analyst reports and investor presentations) and these assumptions will likely change as Teva finalizes the valuation of Actavis Generics’ identifiable intangible assets following the completion of the acquisition.

The fair value adjustment estimate of identifiable intangible assets is preliminary and is determined using the “income approach,” which is a valuation technique that calculates an estimate of the fair value of an asset based on market participants’ expectations of the cash flows an asset would generate over its remaining useful life.

The fair value of the identifiable intangible assets and their weighted-average useful lives are as follows:

(U.S. $ in millions)	Estimated fair value	Estimated useful life
Product Rights	$15,855	10
In-process research and development	4,161	N/A

	$20,016

10

Acquired IPR&D assets are initially recognized at fair value and are classified as indefinite-lived assets until the successful completion or abandonment of the associated research and development efforts. Accordingly, during the development period after the date of the acquisition of Actavis Generics, these assets will not be amortized into earnings. Instead, they will be subject to periodic impairment testing. Upon successful completion of the development process for an acquired IPR&D project, a determination as to the useful life of the asset will be made. At that point in time, the asset would then be considered a finite-lived intangible asset and amortization of the asset into earnings would commence. The impact on earnings can be significant. If an IPR&D project was not successfully developed, it may result in an impairment charge.

For every $250 million change in the preliminary fair value estimate of amortizable intangible assets, the annual amortization expense would change by approximately $25 million, depending on the specific intangible asset. An increase of one year in the estimated amortization period would result in a decrease of approximately $145 million in annual amortization expense and a decrease of one year in the estimated amortization period would result in an increase of approximately $176 million in annual amortization expense.

g.	Reflects the elimination of the historical goodwill amount of $3.7 billion and the recognition of goodwill amount of $18.9 billion related to the acquisition of Actavis Generics. Goodwill is calculated as the difference between the fair value of the consideration expected to be transferred, and the values assigned to the identifiable tangible and intangible assets acquired and liabilities assumed. The estimated goodwill calculation is preliminary and is subject to change based upon final determination of the fair value of assets acquired and liabilities assumed and final determination of the purchase price. Goodwill is not amortized, but is assessed at least annually or more frequently if events or changes in circumstances indicate that the carrying value of goodwill may not be recoverable based on management’s assessment.

h.	Reflects a deferred income tax liability adjustment of $7.1 billion, resulting mainly from fair value adjustments for the inventory and identifiable intangible assets acquired. This estimate was determined based on the excess book basis over the tax basis of the inventory and identifiable intangible assets acquired, using a weighted average statutory tax rate of approximately 34% based on estimated geographical mix of income and estimated tax rates of Teva following the completion of the acquisition.

Teva’s effective tax rate following the completion of the acquisition could be significantly different depending on various factors.

For purposes of the unaudited pro forma financial statements, no adjustment has been made to the balance of unrecognized tax benefits.

This estimate of deferred income tax liabilities is preliminary and is subject to change based upon Teva’s final determination of the tax rate and the fair values of tangible and identifiable intangible assets acquired and liabilities assumed.

The effect of deferred taxes was estimated as follows:

(U.S. $ in millions)
Deferred income tax impact due to:
Estimated fair value for inventory step-up	$(260)
Estimated fair value for intangible assets	(6,856)
Elimination of historical deferred tax on intangible assets	359

Estimated adjustments to deferred income taxes	(6,757)
Actavis Generics historical deferred tax liabilities, net	(69)

Estimated deferred income tax liabilities, net	$(6,826)

Consists of:
Deferred income tax assets — current	$—
Deferred income tax assets — non-current	242
Deferred income tax liabilities — current	(260)
Deferred income tax liabilities — non-current	(6,808)

Estimated deferred income tax liabilities, net	$(6,826)

i.	Reflects the estimated impact on the unaudited pro forma balance sheet of the divestiture of part of the Actavis Generics’ business in the U.K. and Ireland, which Teva is required to sell due to regulatory requirements. The fair value of the business is estimated at $1.3 billion recorded as assets held for sale under other current assets.

j.	Reflects the estimated impact on the unaudited pro forma balance sheet of the divestiture of Teva and Actavis Generics products in the U.S. market which Teva is required to sell due to regulatory requirements. The estimated fair value of the divested products in the U.S. market amounts to $1.8 billion and is recorded as assets held for sale under other current assets, of which approximately half of the amount represents Teva products and the rest Actavis Generics’ products. As for the Teva divested products, a tax liability of $0.3 billion is recorded in respect of the excess of the fair value over the net book value. The results of this transaction have no continuing impact on the combined operating results and, as such, they are not included in the unaudited pro forma statement of operations. The fair value of other divested products (outside the U.S., U.K. and Ireland markets) is expected to be immaterial and accordingly is not reflected in in the unaudited pro forma balance sheet.

5.	Actavis Generics Unaudited Pro Forma Statements of Operations Adjustments

The following summarizes the pro forma adjustments in the accompanying unaudited pro forma statement of operations in connection with the acquisition of Actavis Generics to give effect to the acquisition as if it had occurred on January 1, 2015 for purposes of the unaudited pro forma statements of operations:

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a.	An increase in amortization expense associated with fair value adjustments to the carrying value of intangible assets for the three months ended March 31, 2016 and the year ended December 31, 2015. The increase in amortization expense is recorded as follows:

(U.S. $ in millions)	Estimated fair value	Amortization three months ended March 31, 2016	Amortization year ended December 31, 2015
Estimated Amortization	$20,016	$431	$1,720
Less: Historical Amortization Expenses of Actavis Generics		122	559

		$309	$1,161

b.	The unaudited pro forma statement of operations does not include a charge related to the inventory fair value adjustment of Actavis Generics’ inventories, as the sale of the acquired inventories is expected to occur within the first year following the acquisition and there is no continuing impact on Teva’s results of operations. The inventory fair value adjustments recorded to cost of sales for prior acquisitions made by Actavis Generics in its abbreviated special purpose combined statements of revenues and direct expenses in the amount of $41 million for the year ended December 31, 2015 have been reversed, as, for the purpose of the unaudited pro forma statements of operations, such adjustments have no continuing impact on Teva’s results of operations after January 1, 2015.

c.	To reflect elimination of product sales and cost of goods of $6 million and $23 million for the three months ended March 31, 2016 and for the year ended December 31, 2015, respectively, between Teva and Actavis Generics.

d.	To reflect the estimated impact on sales of divestiture of products (following regulatory requirements in the relevant markets) of $290 million and $1.1 billion for the three months ended March 31, 2016 and for the year ended December 31, 2015, respectively. In addition, the impact of corresponding cost of goods of $114 million and $428 million for the three months ended March 31, 2016 and for the year ended December 31, 2015, respectively, was reflected. The impact of the results of the divested Actavis Generics’ business in the U.K. and Ireland was also reflected under operating expenses.

Teva’s assumptions as to the impact of products required to be divested and proceeds from such divestiture are based in certain cases on agreements with the specific buyers where agreed to and in other cases solely on management’s assessments. These assumptions may change following the completion of the acquisition based on market conditions and final agreements to sell the specific products. The impact of any gain from these divestitures is not presented in the unaudited pro forma statement of operations as there is no continuing impact on Teva’s results of operations.

e.	The acquisition-related costs recorded to general and administrative expenses for prior acquisitions made by Actavis Generics in its abbreviated special purpose combined statements of revenues and direct expenses in the amount of $97 million for the year ended December 31, 2015 have been reversed, as, for the purpose of the unaudited pro forma statements of operations, such adjustments have no continuing impact on Teva’s results of operations.

f.	Adjustment to exclude $13 million and $53 million of acquisition-related transaction costs expensed by Teva in the three months ended March 31, 2016 and the year ended December 31, 2015, respectively. These costs have been reversed, as, for the purpose of the unaudited pro forma statements of operations, they have no continuing impact on Teva’s results of operations.

g.	Adjustments to record tax expense on income before taxes as presented in the abbreviated special purpose combined statement of revenues and direct expenses as well as to record the tax effect to the pro forma adjustments.

Since the abbreviated special purpose combined financial statements of Actavis Generics did not include income taxes, for purposes of this unaudited pro forma statement of operations Teva used an estimated tax rate of 34% for calculating the tax effect on income (loss) before taxes of Actavis Generics. Refer to note 4h.

The total effective tax rate of Teva after completion of the acquisition could be significantly different depending on various factors.

h.	The unaudited pro forma combined basic and diluted earnings per share for the periods presented have been adjusted by the number of Teva ordinary shares to be issued to Allergan in connection with the acquisition, included in the pro forma adjustments (refer to notes 3 and 7 for the computation).

6.	Financing Adjustments

The total consideration to Allergan will consist of $33.5 billion in cash and approximately 100 million Teva ordinary shares, which represent $4.8 billion in value based on Teva’s closing share price on July 6, 2016.

        On December 8, 2015, Teva issued 54 million ADSs at $62.50 per ADS and 3,375,000 of its 7.00% mandatory convertible preferred shares at $1,000 per share. In addition, on January 6, 2016, Teva issued an additional 5.4 million ADSs and 337,500 mandatory convertible preferred shares pursuant to the exercise of the underwriters’ over-allotment option. The total net proceeds from these offerings of approximately $7.24 billion will be used to finance a portion of the cash consideration payable in connection with the Actavis Generics acquisition.

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a.	The adjustment to cash is as follows:

(U.S $ in millions)	Note
Bridge facility	6b	$22,000
Term facilities	6b	5,000
Revolving line of credit	6b	667

		$27,667
Debt issuance costs	6c	80

Total financing		$27,587

b.	Teva expects to finance the $33.5 billion cash consideration for the Actavis Generics acquisition, together with related fees and expenses, with the net proceeds of the anticipated USD, Eurobond and CHF senior note offerings, cash on hand (including the proceeds of Teva’s offerings of ADSs and mandatory convertible preferred shares in December 2015) and borrowings under its new term loan facility. However, these unaudited pro forma financial statements reflect borrowings under the bridge facility, the term facilities and revolving line of credit, which represent financing available as of the time of this filing. For the purpose of the unaudited pro forma financial statements Teva has assumed a drawdown of $22 billion, $5 billion and approximately $0.7 billion on the bridge facility, term facilities and revolving line of credit, respectively.

On September 25, 2015, Teva entered into a $27 billion bridge facility, which was amended to $22 billion on November 16, 2015. The bridge facility initially matures on the earlier of (i) twelve months from the first utilization under the bridge facility agreement or (ii) 24 months following the signing date of the commitment letter, which we refer to as the initial maturity date. If, on the initial maturity date, any loans under the bridge facility are still outstanding and no default or event of default (in each case as defined in the bridge facility agreement) is then continuing, the borrower has the option, subject to the payment of an extension fee, to extend the maturity of the then outstanding loans under the bridge facility, which date we refer to as the first extension date, until the date that is six months from the first extension date, which date we refer to as the first extension maturity date. If, on the first extension maturity date, any loans under the bridge facility are still outstanding and no default or event of default is then continuing, the borrower has the option to extend the maturity of the then outstanding loans under the bridge facility, which date we refer to as the second extension date, until the date that is six months from the second extension date.

On November 16, 2015, Teva entered into $5 billion term facilities with a syndicate of banks. The term facilities provide for two tranches of term loans. The first tranche of $2.5 billion has a maturity date of three years with the total balance due on maturity. The second tranche of $2.5 billion has a maturity date of five years. Principal installments of $250 million, $250 million, $500 million and $500 million under this second tranche will be due and payable on the first, second, third and fourth anniversaries, respectively of the funding of the term loan agreement, with remaining $1 billion balance due at maturity.

On November 16, 2015, Teva entered into a $4.5 billion senior unsecured revolving credit agreement with a syndicate of banks. Under the revolving credit agreement, loans and letters of credit will be available from time to time for approximately five years from the signing date for general corporate purposes, including permitted acquisitions.

c.	Represents capitalized deferred financing costs assumed of $80 million related to the current bridge facility, term facilities and revolving line of credit in place for Teva’s new borrowings to fund the acquisition. With respect to the bridge facility and the revolving line of credit, an amount of $33 million of withdrawal fee and $2.5 million of upsize fee, respectively, remain to be paid as of March 31, 2016. In addition, Teva has expensed deferred financing costs of $6 million and $19 million for the three months ended March 31, 2016 and for the year ended December 31, 2015, respectively. Since there is no continuing impact of these costs on the combined operating results, they are excluded in the unaudited pro forma statement of operations.

d.	Represents the bridge facility of $22 billion, current maturity of the term facilities of $250 million and withdrawal of $0.7 billion from the revolving line of credit.

e.	Represents the long-term maturity of the term facilities of $4.8 billion.

f.	The pro forma adjustment to financing expenses is approximately $118 million and $389 million for the three months ended March 31, 2016 and for the year ended December 31, 2015, respectively, reflecting an annual weighted average rate of approximately 1.7060% and 1.4060% for the three months ended March 31, 2016 and the year ended December 31, 2015, respectively.

For purposes of the unaudited pro forma statements of operations, Teva has assumed that the amounts outstanding under the bridge facility will bear interest of LIBOR, plus an estimated margin ranging from 40 to 100 basis points. For the term facilities, Teva has assumed the first tranche of $2.5 billion will bear interest of LIBOR plus a margin of 1.125%, and the second tranche of $2.5 billion will bear interest of LIBOR plus a margin of 1.125% (offset by the applicable commitment fee) based on Teva’s credit rating from time to time.

g.	The estimated debt and interest expense reflected in the unaudited pro forma financial statements may change and the change could be material. A change of 0.125% in the interest rate would result in an increase or decrease in the pro forma interest expense of approximately $8 million and $34 million for the three months ended March 31, 2016 and for the year ended December 31, 2015, respectively.

i.	An estimated tax rate of 20% was applied to the financing adjustments. Teva’s tax rate following the completion of the acquisition could be significantly different depending on various factors.

The fees Teva will ultimately pay and the level of net debt expected to be incurred could vary significantly from what is assumed in the unaudited pro forma financial statements. Variances could arise from multiple factors including: other acquisitions Teva may pursue, the amount of cash on hand at the time of the closing of the acquisition, actual timing and amount of borrowings and repayments under the bridge facility, the actual mix of permanent debt and equity financing, Teva’s credit rating, permanent debt maturities, actual interest rates, actual financial debt instruments and actual fixed or floating mix of permanent debt financing.

7.	Unaudited Pro Forma per Share Information

The following table sets forth selected historical share information of Teva and unaudited pro forma share information of Teva after giving effect to the acquisition of Actavis Generics:

	Three months ended March 31, 2016		Year ended December 31, 2015
	Historical	Pro Forma	Historical	Pro Forma
Earnings per ordinary share attributable to Teva ordinary shareholders:
Basic	$0.62	$0.23	$1.84	$0.79
Diluted	$0.62	$0.23	$1.82	$0.79

Weighted average ordinary shares outstanding (in millions):
Basic	913	1,013	855	955
Diluted	920	1,020	864	964

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Eyal Desheh
Name:	Eyal Desheh
Title:	Group Executive Vice President, Chief Financial Officer

Date: July 13, 2016